PIE 12/31/06

AR/S

07048447

READY. SET.

MCG Capital Corporation

Consolidated Financial Highlights

(Dollars in thousands)	2002	2003	2004	2005	2006
	Years Ended December 31,				
INCOME STATEMENT					
Operating Income	$ 76,933	$ 80,690	$ 93,117	$ 119,545	$ 154,393
Operating Expenses	32,182	33,095	48,027	59,030	70,749
Net Operating Income (NOI) (a)	44,751	47,595	45,090	60,515	83,644
Distributable Net Operating Income (b)	51,378	53,942	56,773	67,038	88,158
Net Income	3,215	41,975	47,647	68,193	100,949
BALANCE SHEET					
Cash and Securitization Cash	52,559	93,506	162,205	129,710	40,209
Borrowings	363,838	304,131	467,400	541,119	521,883
Stockholders' Equity	361,250	463,950	554,213	666,087	753,137
PORTFOLIO DATA					
Total Investment Portfolio	688,870	698,942	880,400	1,097,560	1,257,612
Total Portfolio Companies	79	81	97	91	83
Total Yield on Loan Portfolio at Fair Value	11.1%	11.8%	11.2%	11.9%	12.9%
Loan Delinquencies (90+ days) and Non-accruals as a percentage of total debt investments	6.4%	3.1%	2.1%	2.8%	4.1%

(a) Represents Net Operating Income before investment gains and losses.

(b) Distributable net operating income ("DNOI") is net operating income before investment gains and losses and provision for income taxes plus long-term incentive compensation, which includes non-cash amortization expense associated with certain restricted shares and the expense associated with the dividends on performance based restricted shares and shares securing employee loans (which are shown as compensation expense for GAAP purposes.) DNOI per share is computed based on common shares outstanding subject to dividends which include shares that are still subject to forfeiture provisions. The unvested shares are excluded from common shares outstanding as disclosed in the Consolidated Statements of Operations but are issued, outstanding and subject to receipt of dividend. Distributable net operating income is a non-GAAP financial measure. Management believes that distributable net operating income is a meaningful measure of amounts from operations that may be distributable to shareholders. However, actual distributions may vary and such amounts identified in this table are not intended to represent amounts we will actually distribute in future periods. MCG uses record date shares for the calculation of DNOI per share. Record date shares represent the total shares outstanding at the record date for which the dividend is paid. For all other calculations, we use weighted average common shares outstanding as computed for GAAP purposes.



Income Statement
(dollars in millions)
Operating Income
Distributable Net Operating Income (b)
Net Income
$160
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

MCG Capital appreciates the landscape and understands how to adapt and thrive.

When the environment changes, fresh tactics are needed: seeking out varied and flexible resources to nourish diversity and growth.





Letter to Our Shareholders

STEVEN F. TUNNEY
President &
Chief Executive Officer

I am pleased to report that MCG's 2006 results were overall in line with our expectations—and the market has rewarded our efforts by providing shareholders a 51% total return. 2006 was a watershed year for MCG in many respects—our portfolio is at its highest level ever: $1.3 billion in assets—and we have grown our diversified assets to 44% of the portfolio, while increasing our earnings by 31% to $1.86 per share.

Our 2006 results are the culmination of a multi-year effort to transform MCG's business—cultivated by our underwriting prowess, our culture and, most of all, by our people. We have evolved from a mono-line provider of senior debt capital to a diversified commercial finance company. While we previously focused exclusively on the media and communications industry, we have now broadened our compass, investing across the capital structure in a manner that is designed to provide the best risk-adjusted return for our investors.

At MCG, we are not trying to be all things to all people. We simply seek out the best partners—be they employees, capital providers or customers—to do business with. We enter into each relationship with a sense of purpose and fairness from a shared perspective of risk and opportunity, and work toward a common goal to benefit all. We are a dependable capital partner and an effective steward of capital for our stakeholders. Our word is our bond. It's not flashy, but it's effective and gives us strong roots.

By starting our business right before the telecommunications and technology meltdowns, and the three-year swoon of the media industry, we couldn't have picked a rockier field to till. But our foundation in credit gave us the power to plow through the difficult market environment. As we emerged from that experience, we set out to strengthen MCG and become more flexible—able to operate in a variety of market arenas. We have largely achieved these goals and are now, with our roots firm in credit and investment underwriting, securely positioned to profitably and prudently grow returns for our shareholders for years to come.

Ready? Let's grow.

Steven F. Tunney

Understanding the value of an investment while adhering to an identity rooted in sound thinking and solid relationships is at the core of what makes MCG Capital a strong, dependable partner. Being able to assess the landscape and determine an asset's real worth—how it will grow and flourish—is key to our continued success.


MISSION
Provide advice and capital to support the growth and value creation strategies of small- to mid-size companies
MARKET
Companies with $20 million to $200 million of revenue and $3 million to $25 million of EBITDA
MATURATION
Since 1990: 480 financings representing cumulative investments of approximately $5.2 billion
NASDAQ LISTING
MCGC

A NEW LANDSCAPE

In 2006, MCG reached an important milestone of demonstrating that the evolution of the past couple of years was coming together to bear fruit. We greatly improved our performance in 2006 and are now in position to continue to deliver increasing returns for our shareholders.

To achieve our transformation, we took a prudent and pragmatic approach to diversification, which, for a time, created a drag on our returns. While this was a challenging and difficult process, our enhanced strategy provides a strong foundation. We are now more effective in executing our credit facilities and better able to reduce sector concentration risk in the portfolio. We have also hired additional investment professionals with substantial experience in both diversified assets and investing across the capital structure. These improvements have already begun to pay off in 2006 and set the stage for even more profitable results for years to come.

In addition, we are improving our results by moving down the capital structure and planting the seeds of future growth in our equity investing activities. We have a young portfolio focused predominately on value oriented investments, which we are confident will enhance our returns over time.

Ready For Response

BALANCE

Our diversified assets grew from 3% to 44% of the portfolio from 2003 to 2006. Moving our assets toward a better balance of senior and subordinated debt securities, we realigned our debt facilities to better match our origination strategies. We now have the required flexibility in our debt facilities to optimize our returns.

EFFECTIVENESS

Returns on equity improved from 9.5% in 2004 to 14.8% in 2006. This increase is a result of improved results from our equity portfolio, the enhanced effectiveness of our credit facilities and improving asset yields. While we have improved our returns on equity, we are still striving to do better.

STABILITY

Equity and long-term debt capital comprise 83% of our capital base, providing us the ability to weather rough patches.

DIVERSITY AND INSIGHT

During the past few years, MCG has solidified its position as a diversified finance company offering one-stop capital solutions. We provide all of the funds necessary to complete a transaction—whether it be senior debt, second lien debt, mezzanine debt or equity—and can create custom solutions using a full range of options.

To increase returns, we moved our investing asset mix down the capital structure, away from lower yielding senior loans, to higher yielding debt and higher return equity investments. We are focused on deploying our capital in the best risk-adjusted return securities in the capital structure of a given company.

Growing Diversification


Diversified/Other
Technology
Information Services
Communications
Media
0.3%
5.3
11.1
22.1
61.2
3.1%
5.6
9.4
27.5
54.4
18.1%
7.2
10.9
21.7
42.1
35.5%
6.0
6.9
25.7
25.9
44.0%
2.9
3.8
28.5
20.8
2002
2003
2004
2005
2006

Optimizing Asset Class Mix

(dollars in millions)


Equity
Unsecured Subordinated Debt
Secured Subordinated Debt
Senior Debt
$1,400
1,200
1,000
800
600
400
200
0
2.9%
9.7
87.4
13.4%
14.7
71.9
13.6%
16.0
70.4
14.9%
5.6
30.0
49.5
27.7%
2.0
39.3
31.0
2002
2003
2004
2005
2006



Natural Selection

In 2006, MCG completed its migration from sector specialist to cross-industry capital partner. Although our universe of opportunities is now wider, we remain selective, evaluating potential additions to our portfolio through objective research. We seek characteristics that indicate predictable, promising long-term performance:

- Proven business models
- Quality management teams
- Stable customer bases
- Operating leverage
- Barriers to entry and defensible market shares



ENRICHING OUR PORTFOLIO

Being selective means we don't always buy into the valuations some assets receive in the current marketplace. Although we're cautious, we're not in a holding pattern. Every year, MCG creates approximately 20 to 35 new portfolio relationships.

In 2006, we moved even closer toward our goal of a broad, multi-sector mix. We saw our diversified asset category climb from only 3% three years ago to 44% today.

Our efforts to improve the composition of the portfolio continue. By year-end 2006, no individual industry sector represented more than 10% of the total investment portfolio with the exception of the communications sector, which represented 28.5%. We are working diligently to reduce this concentration and achieve our stated goal of having no sector constitute more than 15% of our portfolio.

Asset Originations
Product Types

One Stop	Provide all debt capital in a transaction in separate and distinct securities · Provide equity investors with a highly efficient diligence, structuring, negotiating and closing process · Opportunity for equity upside through tag and minority investing · Create fee income through syndication of good ROA, low MCG ROE investments
Institutional Sub Debt	Provide junior, yielding capital, as a sole or club investor in the larger end of our target market · Exposure to the larger end of the market · Attractive yields · Substantial equity value to support debt investments
Control	Use established relationships, market knowledge and one-stop capabilities to secure controlling interests in attractive operating companies · Invest in entire capital structure · Generate reliable income stream · Generate capital gains

Branching Out

TNR ENTERTAINMENT

What They Do: DVD rental kiosks in grocery stores.

What We Saw: Significant growth from the nation's leading owner and operator.

What We Did: Created a $38 million custom mix of senior and junior debt and equity to facilitate TNR's expansion.

JET PLASTICA

What They Do: Manufacture straws and plastic diningware.

What We Saw: A chance to invest in a stable business with a longstanding history of marquee customers and a proven ability to adapt in a changing marketplace.

What We Did: Leveraged the flexibility of our capital structure—to optimize available senior debt, capture current returns through subordinated debt and use preferred equity—to take a control stake in the business.

RTI

What They Do: Operate a nationwide footprint of bulk oil distribution centers, providing cooking oil delivery and recovery systems to the restaurant industry.

What We Saw: The opportunity to support the growth of a unique and patented delivery system that is transforming the industry.

What We Did: Provided institutional subordinated debt capital based on enterprise value creation of mature depots while allowing ramp-up time for new depots.



We see a future full of opportunity and growth. It's this focus on long-term value creation that is essential to our approach in assisting portfolio companies to prioritize prospects and manage risks. We offer flexible capital paired with expertise, information and advice—that's what makes our investments bear fruit.

RIPE WITH OPPORTUNITY

We made more than 78% of the equity investments currently in our portfolio* in only the past two years. Equity investing takes a few years to yield bottom line results, meaning our equity portfolio is in the seasoning phase. We expect to see enhanced returns in the coming years.

Our equity investing style includes both value and growth oriented investing, although we are more heavily weighted towards value over growth. We are weighted toward value because, at this point in the cycle, we are challenged by the valuation multiples of growth oriented investments.

In each of our equity investments, regardless of style, we endeavor to acquire companies with value oriented purchase price multiples. For our control investments, we also make certain that each portion of the capital structure is a market oriented investment and stands on its own—that means our debt doesn't subsidize our equity returns and our equity returns do not subsidize our debt returns.

**as of December 31, 2006*

Cultivating Change

As we transformed the business, we knew we had to take one step backwards in order to take two steps forward. In 2004, to minimize risk as we implemented our diversification strategy, we invested in lower-yielding and lower-risk broadly syndicated credits. This created a drag on results in 2004 and 2005, but planted the seed for future growth. As this portfolio was repaid, we have nurtured steadily increasing returns and reinvested those funds into higher yielding assets. Thus we have been able to increase our return on equity from 10.5% in 2003 to 14.8% in 2006.

Return on Average Equity (Net Income)


16%
14
12
10
8
6
4
2
0
0.86
10.54
9.51
11.48
14.84
2002
2003
2004
2005
2006

Increased returns on equity caused primarily by increased funding efficiency and net investment gains.

GROWTH AHEAD

While nobody can foresee the future, we all know that every market will run its course. We remain guarded and cautious in the current market environment. We do believe that as this economic cycle crests, there will be new opportunities to pursue at more attractive prices.

We intend to create both a Special Situations Fund and a Small Business Investment Company, which will allow us to pursue both the distressed debt opportunities and the undervalued equity opportunities that will likely appear in the wake of this crest.

In order to take full advantage of the opportunities presented, we intend to continue to increase the number of investment and underwriting professionals on our staff.

Even though today's middle market can seem like a wide open field, we will maintain our discipline and choose our assets selectively. The middle market landscape has become more crowded and complex, yet MCG's task remains clear:

We'll work with wisdom and integrity to solve problems for the companies that look to us as a partner in growth, and reap solid value and returns for our shareholders.

2006 Financial Summary

Selected Financial Data

The following selected financial data, excluding the "Other data (at period end)", is derived from our audited consolidated financial statements. This selected financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto.

	Year Ended December 31,				
(dollars in thousands except per share and other data)	**2006**	**2005**	**2004**	**2003**	**2002**
Income Statement Data:					
Operating income	$ 154,393	$ 119,545	$ 93,117	$ 80,690	$ 76,933
Net operating income before investment gains and losses	83,644	60,515	45,090	47,595	44,751
Net income	100,949	68,193	47,647	41,975	3,215
Per Common Share Data:					
Earnings per common share—basic (a)	1.86	1.42	1.16	1.28	0.11
Earnings per common share—diluted (a)	1.86	1.42	1.15	1.28	0.11
Net operating income before investment gains and losses per common share basic and diluted	1.54	1.26	1.09	1.45	1.57
Net asset value per common share (b)	12.83	12.48	12.22	11.98	11.56
Cash dividends declared per common share	1.68	1.68	1.68	1.65	1.76
Selected Period-End Balances:					
Total investment portfolio	1,257,612	1,097,560	880,400	698,942	688,870
Total assets	1,319,268	1,244,487	1,053,511	790,915	744,993
Borrowings	521,883	541,119	467,400	304,131	363,838
Other data (at period-end):					
Number of portfolio companies	83	91	97	81	79
Number of employees (c)	85	128	112	53	56

(a) See Note 10 to our Consolidated Financial Statements.

(b) Based on common shares outstanding at period-end.

(c) The number of employees at December 31, 2005 and December 31, 2004 include 51 and 47 employees, respectively, of our former subsidiary Kagan Research, LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information contained in this section should be read in conjunction with the Selected Financial Data and Other Data, and our Consolidated Financial Statements and notes thereto appearing elsewhere in this Annual Report.

This Annual Report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs, and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- economic downturns or recessions may impair our customers' ability to repay our loans and increase our non-performing assets;
- economic downturns or recessions may disproportionately impact the industries in which we invest, and such conditions may cause us to suffer losses in our portfolio and experience diminished demand for capital in these industries;
- a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities and adversely impact our financial results;
- interest rate volatility could adversely affect our results;
- the risks associated with the possible disruption in our operations due to terrorism; and
- the risks, uncertainties and other factors we identify from time to time in our filings with the Securities and Exchange Commission, including our Form 10-Ks, Form 10-Qs and Form 8-Ks.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Annual Report should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

OVERVIEW

MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to middle market companies throughout the United States. We make debt and equity investments primarily in companies with annual revenue of $20 million to $200 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $3 million to $25 million, which we refer to as "middle market" companies. Our capital is generally used by our portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth and working capital. We primarily acquire new customers directly through our contacts with owner operators and other investors, such as private equity sponsors.

We are an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940 or the "1940 Act". As a business development company, we are required to meet various regulatory tests which include investing at least 70% of our total assets in private or thinly traded public U.S.-based companies and meeting a coverage ratio of total net assets to total senior securities, which include all of our borrowings (including accrued interest payable) and any preferred stock we may issue in the future, of at least 200%. In addition, we have elected to be treated for federal income tax purposes as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code. In order to continue to qualify as a RIC for federal income tax purposes, we must meet certain requirements, including certain minimum distribution requirements. Pursuant to this election, we generally will not have to pay corporate-level taxes on any income we distribute to our stockholders as dividends, allowing us to substantially reduce or eliminate our corporate-level tax liability. From time to time our wholly owned subsidiaries may execute transactions that trigger corporate level tax liabilities. In such cases, we recognize a tax provision in the period that the taxable event becomes probable.

PORTFOLIO COMPOSITION AND INVESTMENT ACTIVITY

The total value of our investment portfolio, exclusive of unearned income, was $1,257.6 million and $1,097.6 million at December 31, 2006 and December 31, 2005, respectively. During the year ended December 31, 2006, we originated investments in 35 portfolio companies (some of which were new customers and some of which were existing customers) and made advances to existing customers pursuant to contractual terms. Our gross originations and advances totaled $595.8 million and $578.3 million during the years ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2006, the total value of newly originated investments, additional investments in existing portfolio companies, accrual of payment-in-kind interest and dividends, and net unrealized appreciation on investments, net of sales and repayments of securities, resulted in a $160.0 million increase in the total portfolio value of our investments, exclusive of unearned income.

Total portfolio investment activity (exclusive of unearned income) for the years ended December 31, 2006 and 2005 was as follows:

(dollars in millions)	2006	2005
Beginning investment portfolio	$1,097.6	$ 880.4
Originations and advances	595.8	578.3
Gross payments/reductions/sales of securities/other	(455.6)	(368.8)
Net unrealized gains	23.6	5.1
Net realized (losses) gains	(14.6)	9.0
Reversals of unrealized depreciation (appreciation)	10.8	(6.4)
Ending investment portfolio	$1,257.6	$1,097.6

During 2006, we continued to diversify our investment portfolio on an industry basis. We also reduced our investments in secured senior debt while we increased our investments in subordinated debt and equity. During the year ended December 31, 2006, our increase in equity investments was primarily driven by the increase in our investments in control companies. At December 31, 2006, our control investments totaled approximately $526.1 million, compared to approximately $305.6 million at December 31, 2005. Another component of the increase in equity investments during the year ended December 31, 2006 was the conversion of our subordinated unsecured debt in Broadview to preferred shares in Broadview.

The following table shows our portfolio of investments by security type at December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005	
(dollars in millions)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Secured senior debt	$ 389.7	31.0%	$ 543.0	49.5%
Subordinated debt				
Secured	495.0	39.3	329.5	30.0
Unsecured	24.7	2.0	61.6	5.6
Total debt investments	909.4	72.3	934.1	85.1
Preferred equity	285.1	22.7	126.7	11.5
Common/common equivalents equity	63.1	5.0	36.8	3.4
Total equity investments	348.2	27.7	163.5	14.9
Total portfolio	$1,257.6	100.0%	$1,097.6	100.0%

The following table shows our gross originations and advances during 2006 and 2005 by security type:

(dollars in millions)	2006	2005
Secured senior debt	$ 176.0	$ 245.1
Subordinated debt	256.7	249.0
Preferred equity	154.2	66.2
Common/common equivalents equity	8.9	18.0
Total	$595.8	$578.3

The following table shows our gross payments, reductions and sales of securities during 2006 and 2005 by security type:

(dollars in millions)	2006	2005
Secured senior debt	$ 307.5	$ 281.1
Subordinated debt	135.6	39.2
Equity	12.5	48.5
Total	$ 455.6	$ 368.8

During the year ended December 31, 2006, gross originations and advances and gross repayments and sales of equity securities by security type included $51.1 million of Broadview unsecured debt which was converted to preferred equity during the third quarter 2006.

During the years ended December 31, 2006 and 2005, our gross payments, reductions and sales of securities by transaction type included:

(dollars in millions)	2006	2005
Scheduled principal amortization	$ 35.9	$ 77.0
Secured senior loan sales	102.7	25.6
Principal repayments	286.5	210.3
Payment of accrued paid-in-kind interest and dividends	19.9	7.4
Sales of equity investments	10.6	48.5
Total	$ 455.6	$ 368.8

The majority of our senior loan sales during the year ended December 31, 2006 were due to our efforts to reduce the percentage of the portfolio that is comprised of secured senior debt.

The following table shows our portfolio of investments by industry at fair value, as of December 31, 2006 and December 31, 2005 (excluding unearned income):

	December 31, 2006		December 31, 2005	
(dollars in millions)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value(a)	Percentage of Total Portfolio(a)
Telecommunications—CLECs (competitive local exchange carriers)	$ 274.1	21.8%	$ 213.4	19.4%
Other Communications	84.0	6.7	68.8	6.3
Healthcare	106.5	8.5	91.1	8.4
Newspaper	90.6	7.2	112.8	10.3
Publishing	68.0	5.4	72.3	6.6
Laboratory Instruments	58.4	4.6	52.1	4.7
Plastic Products	57.1	4.5	—	—
Home Furnishings	52.5	4.2	18.9	1.7
Business Services	51.2	4.1	22.2	2.1
Information Services	47.4	3.8	75.4	6.9
Broadcasting	39.9	3.2	31.9	2.9
Cable	38.7	3.1	33.3	3.0
Technology	36.2	2.9	66.1	6.0
Education	31.0	2.5	19.5	1.8
DVD Rental	28.6	2.3	—	—
Sporting Goods	26.9	2.1	—	—
Electronics	24.8	2.0	34.1	3.1
Other Media	24.1	1.9	33.9	3.1
Food Services	21.2	1.7	—	—
Retail	19.4	1.5	20.5	1.9
Auto Parts	17.2	1.4	17.0	1.5
Drugs	15.6	1.2	28.7	2.6
Leisure Activities	14.3	1.1	13.4	1.2
Photographic Studio	12.9	1.0	—	—
Cosmetics	6.3	0.5	11.3	1.0
Car Rental	—	—	13.5	1.2
Other(b)	10.7	0.8	47.4	4.3
	$ 1,257.6	100.0%	$ 1,097.6	100.0%

(a) Certain amounts have been reclassified into different industries to conform to the current period industry classification.
(b) No individual industry within this category exceeds 1%.

At December 31, 2006, our ten largest portfolio companies represented approximately 41.3% of the total fair value of our investments. These ten customers accounted for approximately 37.5% of our operating income during the year ended December 31, 2006. At December 31, 2006, approximately 28.5% of our portfolio at fair value was invested in companies in the communications industry, of which 21.8% were in CLECs. Our two largest portfolio companies, Broadview Networks Holdings, Inc. ("Broadview") and Cleartel Communications, Inc. ("Cleartel") are CLECs. Our remaining investments in the communications industry include telecommunications tower companies, Internet service providers, wireless companies and security alarm companies.

ASSET QUALITY

Asset quality is generally a function of portfolio company performance, economic conditions, and our underwriting and ongoing management of our investment portfolio. In addition to various risk management and monitoring tools, we also use an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. We use the following 1 to 5 investment rating scale:

Investment Rating	Summary Description
1	Capital gain expected or realized
2	Full return of principal and interest or dividend expected with customer performing in accordance with plan
3	Full return of principal and interest or dividend expected but customer requires closer monitoring
4	Some loss of interest or dividend expected but still expecting an overall positive internal rate of return on the investment
5	Loss of interest or dividend and some loss of principal investment expected which would result in an overall negative internal rate of return on the investment

The following table shows the distribution of our investments on the 1 to 5 investment rating scale at fair value as of December 31, 2006 and December 31, 2005:

(dollars in millions)	December 31, 2006		December 31, 2005	
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
1	$ 785.3 (a)	62.4%	$ 459.0 (a)	41.8%
2	285.5	22.7	429.9	39.2
3	158.2	12.6	128.0	11.7
4	23.6	1.9	77.4	7.0
5	5.0	0.4	3.3	0.3
	$ 1,257.6	100.0%	$ 1,097.6	100.0%

(a) At December 31, 2006 and 2005, approximately $447.4 million and $348.4 million, respectively, of our investments with an investment rating of "1" were loans to companies in which we also hold equity securities or for which we have already realized a gain on our equity investment.

When one of our loans becomes 90 days or more past due, or if we otherwise do not expect the customer to be able to service its debt and other obligations, we will, as a general matter, place the loan on non-accrual status and will generally cease recognizing interest income on that loan until all past due principal and interest has been paid or otherwise restructured such that the interest income is determined to be collectible. We may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. The following table summarizes loans on non-accrual status and loans greater than 90 days past due, at fair value, at December 31, 2006 and December 31, 2005:

	December 31, 2006			December 31, 2005		
(dollars in millions)	Fair Value	% of Loan Portfolio	% of Total Portfolio	Fair Value	% of Loan Portfolio	% of Total Portfolio
Loans greater than 90 days past due						
On non-accrual status	$ 20.1	2.21%	1.60%	$ 3.2	0.34%	0.29%
Not on non-accrual status	1.8	0.20%	0.14%	13.6	1.45%	1.23%
Total loans greater than 90 days past due	$ 21.9	2.41%	1.74%	$ 16.8	1.79%	1.52%
Loans on non-accrual status						
0 to 90 days past due	$ 15.3	1.68%	1.21%	$ 9.5	1.02%	0.87%
Greater than 90 days past due	20.1	2.21%	1.60%	3.2	0.34%	0.29%
Total loans on non-accrual status	$35.4	3.89%	2.81%	$ 12.7	1.36%	1.16%
Loans on non-accrual status or greater than 90 days past due	$37.2	4.09%	2.95%	$26.3	2.81%	2.39%

The increase in loans on non-accrual status from $12.7 million at December 31, 2005 to $35.4 million at December 31, 2006 is primarily due to one portfolio company that we placed on non-accrual status during the year ended December 31, 2006.

Results of Operations

Comparison of the Years Ended December 31, 2006 and 2005

The following table shows the components of our net income for the years ended December 31, 2006 and 2005:

(dollars in millions)	2006	2005	Change	Percentage Change
Operating income				
Interest and dividend income	$ 132.9	$96.7	$36.2	37 %
Loan fees	6.0	9.6	(3.6)	(38)%
Total interest and dividend income	138.9	106.3	32.6	31 %
Advisory fees and other income	15.5	13.2	2.3	17 %
Total operating income	154.4	119.5	34.9	29 %
Operating expenses				
Interest expense	36.3	23.1	13.2	57 %
Employee compensation:				
Salaries and benefits	20.3	19.3	1.0	5 %
Long-term incentive compensation	4.5	6.5	(2.0)	(31)%
Total employee compensation	24.8	25.8	(1.0)	(4)%
General and administrative expense	9.7	10.1	(0.4)	(4)%
Total operating expenses	70.8	59.0	11.8	20 %
Net operating income before investment gains and provision for income taxes on investment gains	83.6	60.5	23.1	38 %
Net investment gains before taxes	20.0	7.7	12.3	160 %
Provision for income taxes on investment gains	2.7	—	2.7	100 %
Net income	$ 100.9	$68.2	$32.7	48 %

Total Operating Income

Total operating income includes interest and dividend income, loan fees and advisory fees and other income. The level of interest income is directly related to the balance of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. Dividend income results from dividends earned on our equity investments or from dividends declared and paid by our portfolio companies. Dividend income will vary from period to period depending upon the level of yield on our equity investments and the amount of equities outstanding, as well as the value of the underlying securities.

Total interest and dividend income, which includes loan fees, increased $32.6 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. Interest income, exclusive of loan fees increased approximately $24.8 million during the year ended December 31, 2006 compared to the year ended December 31, 2005, due to the increase in LIBOR, which had an impact of approximately $13.9 million, the growth in the size of our loan portfolio, which had an impact of approximately $11.0 million, and a decrease in the spread to LIBOR in our loan portfolio, which had an impact of approximately $(0.1) million. We include in interest income certain amounts that we have not received in cash, such as contractual paid-in-kind (PIK) interest. PIK interest represents contractually deferred interest that is added to the loan balance and which may be prepaid either by contract or the portfolio company's choice, but is generally paid at the end of the loan term. For the year ended December 31, 2006, PIK interest income totaled $14.7 million, compared to $12.7 million for the year ended December 31, 2005. At December 31, 2006 our total PIK loan balance represented $11.1 million, or 0.9% of our portfolio of investments, compared to $13.5 million, or 1.2%, of our portfolio of investments as of December 31, 2005. The following table shows the PIK related activity for the years ended December 31, 2006 and 2005:

(dollars in millions)	2006	2005
Beginning PIK loan balance	$ 13.5	$ 17.3
PIK interest earned during the period	14.7	12.7
Principal payments of cash on PIK loans	(13.8)	(10.4)
PIK loans converted to other securities	(9.9)	(5.7)
Interest receivable converted to PIK	7.2	—
Realized loss	(0.6)	(0.4)
Ending PIK loan balance	$ 11.1	$ 13.5

Dividend income increased approximately $11.4 million for the year ended December 31, 2006 compared to the year ended December 31, 2005, due to an increase in dividends declared by our portfolio companies and an increase in accruing preferred dividends. Certain of our equity investments have stated accruing dividend rates, for which we accrue dividends as they are earned to the extent we believe they will ultimately be paid. The accrued dividend balance at December 31, 2006 was approximately $33.6 million, or 2.7% of our portfolio of investments, compared to $12.4 million, or 1.1%, of our portfolio of investments at December 31, 2005. Our dividend activity for the years ended December 31, 2006 and 2005 was as follows:

(dollars in millions)	2006	2005
Beginning accrued dividend balance	$ 12.4	$ 5.4
Dividend income earned during the period	23.9	12.4
Payment of previously accrued dividends	(2.7)	—
Accrued dividends converted to other securities	—	(5.4)
Ending accrued dividend balance	$ 33.6	$ 12.4

Loan fees include origination fees on loans that are deferred and amortized into interest income over the life of the loan. When repayments or restructurings with other than minor modifications occur, we accelerate the recognition of previously unamortized loan origination fees into loan fee income. These accelerations have the effect of increasing current period income and may reduce future amortizable income. Because these repayments and restructurings may vary from period to period, the amount of loan origination fees that are recognized as interest income may also vary from period to period. Loan fees for the years ended December 31, 2006 and 2005, were approximately $6.0 million and $9.6 million, respectively.

The following table shows our loan fee activity during the years ended December 31, 2006 and 2005:

(dollars in millions)	2006	2005
Beginning unearned income balance	$ 9.1	$ 12.5
Additional deferred fees	6.4	6.2
Unearned income recognized	(6.0)	(9.6)
Ending unearned income balance	$ 9.5	$ 9.1

The total yield on our debt portfolio at fair value for the years ended December 31, 2006 and 2005 was 12.9% and 11.9%, respectively. The average LIBOR for the year ended December 31, 2006 was 5.2%, an increase of 1.6% from 3.6% for the year ended December 31, 2005. The average spread to LIBOR for the year ended December 31, 2006 was 7.7%, a decrease of approximately 0.6% from 8.3% for the year ended December 31, 2005, primarily due to an increase in the level of fixed rate loans as well as a decrease in amortizing fee income and fee accelerations.

Advisory fees and other income primarily include fees related to advisory and management services, equity structuring fees, syndication fees, prepayment fees, bank interest and other income. Advisory fees and other income are generally related to specific transactions or services and therefore may vary from period to period depending on the level and types of services provided. The increase in fees and other income of $2.3 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to increases in equity structuring fees of $3.5 million, advisory and management fees of $0.8 million, prepayment fees of $3.0 million, and bank interest and other fees of approximately $0.2 million, partially offset by a decrease in research fees of ($5.3) million due to the deconsolidation of Kagan Research, LLC effective January 1, 2006.

For the year ended December 31, 2006, our largest portfolio company, Broadview, accounted for approximately $22.3 million, or 14.5%, of our total operating income compared to approximately $17.5 million, or 14.6%, of our total operating income for the year ended December 31, 2005. During the year ended December 31, 2006, our operating income from our Broadview investment was comprised of interest and dividend income. During the third quarter of 2006, we converted all our debt investments in Broadview to preferred equity. As of December 31, 2006, our preferred equity investments in Broadview entitle us to a preferred claim of approximately $237.7 million, prior to claims by Broadview common shareholders. We are also entitled to accumulating dividends on our preferred stock investment, which accumulate and compound quarterly at an annual rate of 12% on $237.7 million but are not payable in cash on a current basis. Based on our current investment in Broadview our future earnings will all be in the form of accumulating dividend income. Further, because accumulating dividends are typically not considered part of taxable income until they are received in cash, it is possible that our GAAP earnings may exceed our taxable earnings by a significant amount until such time as this investment is liquidated.

For the year ended December 31, 2006, our second largest portfolio company, Cleartel, accounted for $7.5 million, or 4.8% of our total operating income, compared to $3.7 million, or 3.1%, of our total operating income for the year ended December 31, 2005. During the year ended December 31, 2006, our operating income from our Cleartel investment was comprised of interest and fee income. A portion of the interest income for the year ended December 31, 2006 was in the form of payment-in-kind interest; however, the debt was restructured during the year and is currently current pay interest.

Our ability to recognize income from our investments in Broadview and Cleartel on an ongoing basis will be dependent upon the performance and value of each company.

Total Operating Expenses

Operating expenses include interest, employee compensation and general and administrative expenses. The increase in interest expense of approximately $13.2 million during the year ended December 31, 2006 as compared to the year ended December 31, 2005, is primarily attributable to an increase of $8.1 million due to increases in LIBOR, an increase of $1.7 million due to increases in the spread to LIBOR, and an increase of $3.4 million due to higher average borrowings. Of the $1.7 million increase due to increases in the spread to LIBOR, $0.5 million is attributable to the amortization of deferred debt issuance costs. The increase in deferred debt issuance cost amortization is primarily attributable to the expenses associated with the redemption of our Series 2004-1 Notes during the third quarter of 2006.

Employee compensation includes base salaries and benefits, variable annual incentive compensation, and long-term incentive compensation. The increase in salaries and benefits expense of $1.0 million during the year ended December 31, 2006 as compared to the year ended December 31, 2005 is primarily due to an increase of approximately $3.7 million in salaries and benefits and $1.5 million of severance costs related to our former CEO, partially offset by a decrease of approximately $4.2 million due to the deconsolidation of Kagan Research, LLC. Long-term incentive compensation expense is made up of non-cash amortization of restricted stock awards granted in 2001 and 2006 and dividends on shares securing employee loans. Long-term incentive compensation decreased $2.0 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 due to a decrease in the lapsing of forfeiture provisions on shares of restricted stock and fewer dividends on shares securing employee loans during the year ended December 31, 2006 compared to the year ended December 31, 2005, partially offset by a charge of $0.7 million related to the accelerated vesting of certain restricted shares held by our former CEO.

General and administrative expenses include legal and accounting fees, insurance premiums, rent and various other expenses. General and administrative expenses decreased approximately $0.4 million during the year ended December 31, 2006 compared to the year ended December 31, 2005, due to a decrease of approximately $2.8 million due to the deconsolidation of Kagan Research LLC, partially offset by professional fees of approximately $1.4 million incurred in conjunction with the independent review of certain tax withholding reimbursements and loan repayments by our current and former executive officers, as previously disclosed, an increase in directors fees of approximately $0.3 million and an increase in recruiting and other general and administrative costs of approximately $0.7 million.

Net Operating Income Before Investment Gains and Losses and Provision For Income Taxes on Investment Gains

Net operating income before investment gains and losses and provision for income taxes on investment gains for the year ended December 31, 2006 totaled $83.6 million, an increase of approximately $23.1 million compared with $60.5 million for the year ended December 31, 2005. This increase is due to the items discussed above. During the year ended December 31, 2005, our wholly owned subsidiary, Kagan Research, LLC, accounted for losses of approximately ($1.7) million. Effective January 1, 2006, Kagan Research, LLC no longer qualified as a consolidated subsidiary of the Company.

Net Investment Gains and Losses Before Income Taxes on Investment Gains

Net investment gains before income taxes on investment gains totaled approximately $20.0 million for the year ended December 31, 2006, compared to $7.7 million for the year ended December 31, 2005. These amounts represent the total of net realized gains and losses, net unrealized appreciation and depreciation and reversals of unrealized appreciation and depreciation. Reversals of unrealized appreciation and depreciation occur when a gain or loss becomes realized.

The following table summarizes our gains and (losses) on investments and the change in our unrealized appreciation and depreciation on investments for the year ended December 31, 2006:

(dollars in thousands)			Year Ended December 31, 2006			
Portfolio Company	Industry	Type	Realized Gain/ (Loss)	Unrealized Gain/ (Loss)	Reversal of Unrealized (Gain)/ Loss	Net Gain/ (Loss)
Broadview Network Holdings, Inc.	Communications	Control	$ —	$ 38,064	$ —	$ 38,064
Jenzabar, Inc.	Technology	Non-affiliate	—	9,550	—	9,550
Metropolitan Telecommunications Holding Company	Communications	Non-affiliate	583	4,423	—	5,006
dick clark productions, inc.	Broadcasting	Non-affiliate	—	4,363	—	4,363
Midwest Tower Partners, LLC	Communications	Control	—	3,882	—	3,882
Stratford Schools Holdings, Inc.	Education	Non-affiliate	—	3,771	—	3,771
RadioPharmacy Investors, LLC	Healthcare	Control	—	3,135	—	3,135
SXC Health Solutions, Inc.	Healthcare	Non-affiliate	4,054	1,940	(3,334)	2,660
Wiesner Publishing Company, LLC	Publishing	Non-affiliate	—	1,615	—	1,615
Miles Media Holding, Inc.	Publishing	Non-affiliate	—	1,282	—	1,282
Working Mother Media, Inc.	Publishing	Control	—	828	—	828
Superior Publishing Corporation	Newspaper	Control	—	700	—	700
I-55 Internet Services, Inc.	Communications	Non-affiliate	—	—	606	606
Crystal Media Network, LLC	Broadcasting	Control	(2,245)	(39)	2,561	277
Telecomm South, LLC	Communications	Control	(1,493)	—	1,493	—
Copperstate Technologies, Inc.	Security Alarm	Control	(1,483)	—	1,053	(430)
iVerify, US Inc.	Communications	Affiliate	—	(578)	—	(578)
West Coast WirelessLines	Publishing	Control	(781)	(586)	586	(781)
Home Interiors & Gifts, Inc.	Home Furnishings	Non-affiliate	—	(807)	—	(807)
Platinum Wireless, Inc.	Communications	Control	—	(839)	—	(839)
Jupitermedia Corporation	Information Services	Non-affiliate	—	(908)	—	(908)
GoldenSource Holdings, Inc.	Technology	Non-affiliate	(3,363)	—	—	(3,363)
Fawcette Technical Publications Holding	Publishing	Control	(10,059)	(2,197)	8,319	(3,937)
Total Sleep Holdings, Inc.	Healthcare	Non-affiliate	—	(3,971)	—	(3,971)
Cleartel Communications, Inc	Communications	Control	—	(40,072)	—	(40,072)
Other			200	67	(303)	(36)
Total			$ (14,587)	$ 23,623	$ 10,981	$ 20,017

Our board of directors is responsible for determining the fair value of our portfolio investments on a quarterly basis. In connection with our process for determining fair value as of December 31, 2006, we retained two independent valuation firms to perform independent valuations of certain of our portfolio companies. Independent valuations were obtained for eleven portfolio companies including all companies in which we hold equity positions with fair value greater than $10.0 million as of December 31, 2006. These valuations were considered by our board of directors in their determination of fair value. The following table summarizes the independent valuations performed:

(dollars in millions)	Total Investment Value	Equity Investment Value
Total portfolio value at December 31, 2006	$ 1,257.6	$ 348.2
Number of companies for which independent enterprise valuations were obtained	11	10
Total value of companies for which independent enterprise valuations were obtained	$ 486.0	$ 267.0
% of portfolio value for which independent enterprise valuations were obtained	39%	77%
% of loans on non-accrual status for which independent enterprise valuations were obtained	62%	N/A

Broadview, our largest portfolio company, serves primarily business customers. At December 31, 2006, our investment in Broadview had a fair value of approximately $159.8 million, or 12.7% of the value of our total portfolio, compared to $95.1 million, or 8.7% at December 31, 2005. During the year ended December 31, 2006, there was an unrealized gain on our Broadview investment of approximately $38.1 million. This increase in fair value is primarily due to an increase in valuations in comparable industry transactions during the fourth quarter of 2006 and enhanced value associated with Broadview's acquisition of ATX Communications, Inc. ("ATX"). On September 29, 2006, Broadview completed the acquisition of ATX, an integrated communications provider serving business customers in the Mid-Atlantic region. Broadview financed the ATX acquisition using a portion of the proceeds from a $210.0 million offering of 11 3/8% Senior Secured Notes due 2012, which were offered through Rule 144A under the Securities Act of 1933, as amended (the "Bond Offering"). The Bond Offering closed on August 23, 2006. At the time of the Bond Offering, we invested an additional $5.5 million into Broadview and converted all of our subordinated debt investments, which at that time had a fair value of approximately $51.1 million, to preferred equity. Broadview was one of the portfolio companies for which an independent valuation was obtained as of December 31, 2006.

Cleartel, our second largest portfolio company, is a Florida-based CLEC that serves primarily residential customers. At December 31, 2006, Cleartel represented approximately 5.8% of the fair value of our investments compared to 7.2% of the fair value of our investments at December 31, 2005. At December 31, 2006, we held subordinated debt with a fair value of $72.0 million and preferred equity with a fair value of $0.6 million, which included unrealized depreciation of approximately $40.1 million. This decrease in fair value is largely due to a decrease in valuations in comparable residential CLEC industry transactions that occurred during the fourth quarter of 2006. During October 2006, Cleartel acquired Supra Telecom, a Florida-based CLEC. In conjunction with this acquisition, we invested an additional $19.8 million in Cleartel in the form of subordinated debt and restructured our existing debt investments in Cleartel by extending the maturity dates and modifying the interest rates. Cleartel was one of the portfolio companies for which an independent valuation was obtained as of December 31, 2006.

The following table summarizes our gains and (losses) on investments and the change in our unrealized appreciation and depreciation on investments for the year ended December 31, 2005:

(dollars in thousands) Portfolio Company	Industry	Type	Year Ended December 31, 2005 Realized Gain/ (Loss)	Unrealized Gain/ (Loss)	Reversal of Unrealized (Gain)/ Loss	Net Gain/ (Loss)
Jenzabar, Inc.	Technology	Non-affiliate	$ —	$ 6,506	$ —	$ 6,506
Sunshine Media Delaware, LLC	Publishing	Affiliate	—	4,001	—	4,001
Jupitermedia Corporation	Information Services	Non-affiliate	2,321	—	(425)	1,896
Metropolitan Telecommunications Holding Company	Communications	Non-affiliate	2,038	534	(989)	1,583
Wiesner Publishing Company, LLC	Publishing	Non-affiliate	—	1,514	—	1,514
SXC Health Solutions, Inc.	Healthcare	Non-affiliate	—	1,342	—	1,342
Midwest Tower Partners, LLC	Communications	Control	—	1,131	—	1,131
On Target Media, LLC	Publishing	Affiliate	—	1,103	—	1,103
Telecomm South, LLC	Communications	Control	—	619	—	619
Boucher Communications, Inc.	Publishing	Non-affiliate	930	—	(409)	521
ETC Group, LLC	Publishing	Control	—	503	—	503
Talk America Holdings, Inc.	Communications	Non-affiliate	1,354	—	(892)	462
National Systems Integration, Inc.	Security Alarm	Control	(5,177)	—	5,319	142
Interactive Business Solutions, Inc.	Security Alarm	Control	(1,750)	—	1,826	76
Witter Publishing Co. Inc.	Publishing	Non-affiliate	(721)	(127)	874	26
All Island Media, Inc	Newspaper	Affiliate	390	—	(390)	—
UMAC, Inc.	Publishing	Control	(10,062)	—	10,062	—
nii communications, inc.	Communications	Non-affiliate	900	—	(901)	(1)
Corporate Legal Times	Publishing	Control	(367)	—	339	(28)
IDS Telcom LLC	Communications	Non-affiliate	—	(692)	583	(109)
Bridgecom Holdings, Inc. after acquisition	Communications	Control	—	—	(497)	(497)
Cleartel	Communications	Control	—	(733)	—	(733)
Copperstate Technologies, Inc.	Security Alarm	Control	—	(876)	—	(876)
Superior Publishing Corporation	Newspaper	Control	—	(924)	—	(924)
CCG Consulting, LLC	Business Services	Non-affiliate	(1,258)	(1,269)	1,269	(1,258)
Working Mother Media, Inc.	Publishing	Control	—	(1,604)	—	(1,604)
Creatas, L.L.C.	Information Services	Control	20,431	—	(22,138)	(1,707)
Fawcette Technical Publications Holding	Publishing	Control	—	(3,553)	—	(3,553)
Crystal Media Network, LLC	Broadcasting	Control	—	(3,704)	—	(3,704)
Other			(8)	1,330	(75)	1,247
Total			$ 9,021	$ 5,101	$ (6,444)	$ 7,678

Provision for Income Taxes on Investment Gains

During the year ended December 31, 2006, we recorded a $2.7 million provision for income taxes. This tax provision is primarily related to unrealized gains on one of our investments.

Net Income

Net income totaled approximately $100.9 million for the year ended December 31, 2006, compared to $68.2 million for the year ended December 31, 2005. The increase in net income is due to the items discussed above.

Comparison of the Years Ended December 31, 2005 and 2004

The following table shows the components of our net operating income for the years ended December 31, 2005, and 2004:

(dollars in millions)	2005	2004	Change	Percentage Change
Operating income				
Interest and dividend income	$ 96.7	$ 69.1	$ 27.6	40%
Loan fees	9.6	8.8	0.8	9%
Total interest and dividend income	106.3	77.9	28.4	36%
Advisory fees and other income	13.2	15.2	(2.0)	(13%)
Total operating income	119.5	93.1	26.4	28%
Operating expenses				
Interest expense	23.1	10.5	12.6	120%
Employee compensation:				
Salaries and benefits	19.3	15.7	3.6	23%
Long-term incentive compensation	6.5	11.7	(5.2)	(44%)
Total employee compensation	25.8	27.4	(1.6)	(6%)
General and administrative expense	10.1	10.1	–	0%
Total operating expenses	59.0	48.0	11.0	23%
Net operating income before investment gains and provision for income taxes on investment gains	60.5	45.1	15.4	34%
Net investment gains before taxes	7.7	2.5	5.2	208%
Provision for income taxes on investment gains	–	–	–	0%
Net income	$ 68.2	$ 47.6	$ 20.6	43%

Total Operating Income

Total operating income includes interest and dividend income, loan fees and fees and other income. The level of interest income, which includes interest paid in cash and in kind, is directly related to the balance of the interest-bearing investment portfolio outstanding during the period multiplied by the weighted average yield. The weighted average yield varies from period to period based on the current stated interest rate on interest-bearing investments and the amounts of loans for which interest is not accruing. Dividend income results from dividends earned on our yielding equity investments. Dividend income will vary from period to period depending upon the level of yield on our equity investments and the amount of yielding equities outstanding, as well as the value of the underlying securities.

The increase in interest and dividend income for the year ended December 31, 2005, as compared to the year ended December 31, 2004, is due to growth in average loans, which had an impact of $14.5 million, an increase in LIBOR, which had an impact of $13.2 million and an increase in dividend income, which had an impact of $7.2 million, primarily attributable to our preferred stock of Broadview Networks Holdings, Inc. These increases were partially offset by a decrease in the spread to LIBOR in our loan portfolio, which had an impact of ($7.2) million. The majority of the decrease in the spread to LIBOR is related to holding fixed rate loans and loans with LIBOR floors in a rising interest rate environment, as well as fluctuations due to payoff and origination activity. The total yield on our total investment portfolio, at cost, for the years ended December 31, 2005 and 2004 was 11.1% and 10.0%, respectively.

During the year ended December 31, 2005, our investments in Bridgecom Holdings, Inc. and Broadview accounted for approximately $17.5 million, or 14.6%, of our total operating income. Our operating income related to Bridgecom and Broadview related to interest and dividends on our loan and equity investments in these entities. Our preferred stock investment in Broadview, which had a fair value of $52.1 million as of December 31, 2005, entitles us to a preferred claim of approximately $90 million plus accrued dividends, which accumulate at an annual rate of 12% on our preferred claim. We currently expect that our Broadview investment will continue to comprise a significant component of our operating income. In future periods, our ability to record income related to the accumulating dividends on our preferred securities will be dependent upon the performance and value of Broadview.

Loan fees for the years ended December 31, 2005 and 2004, included fees relating to the following:

(dollars in millions)	2005	2004
Amortizing and other fee income	$ 3.7	$ 5.6
Fee accelerations	5.9	3.1
Total loan fees	$ 9.6	$ 8.7

Loan fees include origination fees on loans that are capitalized and amortized into interest income over the life of the loan. When repayments or restructurings with other than minor modifications occur, we will accelerate the recognition into loan fee income of previously unamortized loan origination fees. These accelerations have the effect of increasing current period income and reducing future amortizable income. Because these repayments and restructurings may vary from period to period, the amount of loan origination fees that are recognized as interest income may also vary from period to period. The decrease in amortizing fee income for the year ended December 31, 2005 as compared to the year ended December 31, 2004 is related primarily to the volume of fee accelerations in 2005 and a decrease in our average origination fees on new loans.

Fees and other income primarily include fees related to advisory and management services, prepayment fees, research revenues, bank interest and other income. Fees and other income are generally related to specific transactions or services and therefore may vary from period to period depending on the level and types of services provided. The decrease in fees and other income of $2.0 million for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was primarily due to $4.5 million of management fees earned in 2004 from one of our control investments, Bridgecom Holdings, Inc., prior to its merger with Broadview, versus none earned during 2005, and a decrease in other income of $0.7 million. These decreases were partially offset by increases in advisory fees of $0.4 million, prepayment fees of $0.2 million, research revenues from our wholly owned subsidiary Kagan Research, LLC of $0.9 million, and bank interest income of $1.7 million. The increase in bank interest income is due to higher cash balances, primarily in our cash, securitization accounts, due to higher principal and interest payments on loans held as collateral for our securitization facilities. Cash from principal and interest payments that occur in our securitization facilities are accumulated in trust accounts until monthly or quarterly disbursements are made from trust accounts. These balances are reflected as Cash, securitization accounts on the balance sheet. The portion of payments that represent principal payments are primarily used to repay debt.

Total Operating Expenses

Operating expenses include interest, employee compensation and general and administrative expenses. The increase in interest expense during the year ended December 31, 2005 as compared to the year ended December 31, 2004, is primarily attributable to an increase of $7.8 million due to increases in LIBOR, an increase of $1.7 million due to the spread to LIBOR, and an increase of $3.1 million due to higher average borrowings.

Employee compensation includes base salaries and benefits, variable annual incentive compensation, and long-term incentive compensation. The increase in salaries and benefits expense during the year ended December 31, 2005 as compared to the year ended December 31, 2004 is primarily due to increased staffing, which is part of an ongoing effort to expand our infrastructure in order to support our plans for future growth. Long-term incentive compensation expense is made up of non-cash amortization of restricted stock awards granted in 2001 and dividends on performance based restricted shares and shares securing employee loans. Long-term incentive compensation totaled $6.5 million for the year ended December 31, 2005 compared to $11.7 million for the year ended December 31, 2004. During the first quarter of 2004, our compensation committee waived the performance-based forfeiture restrictions and modified the time-based forfeiture provisions that were applicable to restricted stock of certain of our executive officers which resulted in an expense of $4.0 million. During the third quarter of 2005, the performance-based forfeiture restrictions and time-based forfeiture provisions that were applicable to restricted stock of certain non-executive officers lapsed which resulted in a $0.6 million increase in long-term incentive compensation expense and a $0.4 million increase in salaries and benefits expense.

General and administrative expenses include legal and accounting fees, insurance premiums, rent and various other expenses. General and administrative expenses were approximately $10.1 million for the years ended December 31, 2005 and 2004.

Net Operating Income before Investment Gains and Losses and Provision for Income Taxes on Investment Gains

Net operating income before investment gains and losses and provision for income taxes on investment gains for the year ended December 31, 2005 totaled $60.5 million, an increase of 34.2% compared with $45.1 million for the year ended December 31, 2004. Our wholly owned subsidiary, Kagan Research, LLC, accounted for losses of $(1.9) million and $(0.7) million during the years ended December 31, 2005 and 2004, respectively. The changes in net operating income are the result of the items described above.

Net Investment Gains and Losses before Income Taxes on Investment Gains

Net investment gains before income taxes on investment gains totaled approximately $7.7 million for the year ended December 31, 2005, compared to $2.6 million for the year ended December 31, 2004. These amounts represent the total of net realized gains and losses, net unrealized appreciation and depreciation and reversals of unrealized appreciation and depreciation. Reversals of unrealized appreciation and depreciation occur when a gain or loss becomes realized.

The following table summarizes our gains and (losses) on investments and the change in our unrealized appreciation and depreciation on investments for the year ended December 31, 2005:

(dollars in thousands)			Year Ended December 31, 2005			
Portfolio Company	**Industry**	**Type**	**Realized Gain/ (Loss)**	**Unrealized Gain/ (Loss)**	**Reversal of Unrealized (Gain)/ Loss**	**Net Gain/ (Loss)**
Jenzabar, Inc.	Technology	Non-affiliate	$ —	$ 6,506	$ —	$ 6,506
Sunshine Media Delaware, LLC	Publishing	Affiliate	—	4,001	—	4,001
Jupitermedia Corporation	Information Services	Non-affiliate	2,321	—	(425)	1,896
Metropolitan Telecommunications Holding Company	Communications	Non-affiliate	2,038	534	(989)	1,583
Wiesner Publishing Company, LLC	Publishing	Non-affiliate	—	1,514	—	1,514
SXC Health Solutions, Inc.	Healthcare	Non-affiliate	—	1,342	—	1,342
Midwest Tower Partners, LLC	Communications	Control	—	1,131	—	1,131
On Target Media, LLC	Publishing	Affiliate	—	1,103	—	1,103
Telecomm South, LLC	Communications	Control	—	619	—	619
Boucher Communications, Inc.	Publishing	Non-affiliate	930	—	(409)	521
ETC Group, LLC	Publishing	Control	—	503	—	503
Talk America Holdings, Inc.	Communications	Non-affiliate	1,354	—	(892)	462
National Systems Integration, Inc.	Security Alarm	Control	(5,177)	—	5,319	142
Interactive Business Solutions, Inc.	Security Alarm	Control	(1,750)	—	1,826	76
Witter Publishing Co. Inc.	Publishing	Non-affiliate	(721)	(127)	874	26
All Island Media, Inc	Newspaper	Affiliate	390	—	(390)	—
UMAC, Inc.	Publishing	Control	(10,062)	—	10,062	—
nii communications, inc.	Communications	Non-affiliate	900	—	(901)	(1)
Corporate Legal Times	Publishing	Control	(367)	—	339	(28)
IDS Telcom LLC	Communications	Non-affiliate	—	(692)	583	(109)
Bridgecom Holdings, Inc. after acquisition	Communications	Control	—	—	(497)	(497)
Cleartel	Communications	Control	—	(733)	—	(733)
Copperstate Technologies, Inc.	Security Alarm	Control	—	(876)	—	(876)
Superior Publishing Corporation	Newspaper	Control	—	(924)	—	(924)
CCG Consulting, LLC	Business Services	Non-affiliate	(1,258)	(1,269)	1,269	(1,258)
Working Mother Media, Inc.	Publishing	Control	—	(1,604)	—	(1,604)
Creatas, L.L.C.	Information Services	Control	20,431	—	(22,138)	(1,707)
Fawcette Technical Publications Holding	Publishing	Control	—	(3,553)	—	(3,553)
Crystal Media Network, LLC	Broadcasting	Control	—	(3,704)	—	(3,704)
Other			(8)	1,330	(75)	1,247
Total			$ 9,021	$ 5,101	$ (6,444)	$ 7,678

The net realized gains for the year ended December 31, 2005 were primarily attributable to a $20.4 million realized gain on the sale of our Creatas equity investment, partially offset by a $10.1 million realized loss on the sale of our investment in UMAC, Inc. The reversal of unrealized appreciation on the Creatas investment totaled ($22.1) million, and the reversal of unrealized depreciation on the UMAC investment totaled $10.1 million.

During 2005, our investment with the largest unrealized depreciation was Crystal Media Network, LLC. Certain events occurred at Crystal Media during 2005 that caused us to record unrealized losses on our equity investment of approximately $3.7 million. These unrealized losses, along with unrealized losses recorded on this investment prior to 2005, have reduced our estimated fair value of our equity investment in Crystal Media to approximately $1.1 million, which is approximately $5.0 million less than our cost basis in this investment. We currently expect to convert this unrealized loss to a realized loss in a future period.

The following table summarizes our gains and (losses) on investments and the change in our unrealized appreciation and depreciation on investments for the year ended December 31, 2004:

(dollars in thousands)			Year Ended December 31, 2004			
Portfolio Company	Industry	Type	Realized Gain/ (Loss)	Unrealized Gain/ (Loss)	Reversal of Unrealized (Gain)/ Loss	Net Gain/ (Loss)
Creatas, L.L.C.	Information Services	Control	$ —	$20,459	$ —	$20,459
21st Century Newspapers, Inc.	Newspaper	*Non-affiliate*	2,478	—	(215)	2,263
R.R. Bowker LLC	Information Services	Non-affiliate	2,268	242	(794)	1,716
Corporate Legal Times	Publishing	Control	—	1,637	—	1,637
Images.com, Inc.	Information Services	Non-affiliate	—	1,466	—	1,466
Metropolitan Telecommunications Holding Company	Communications	*Non-affiliate*	—	1,239	—	1,239
Superior Publishing Corporation	Newspaper	Control	—	1,104	—	1,104
nii communications, inc.	Communications	Non-affiliate	—	925	—	925
Jenezabar, Inc.	Technology	Non-affiliate	—	703	—	703
NOW Communications, Inc.	Communications	Non-affiliate	—	—	658	658
Bridgecom Holdings, Inc.	Communications	*Control*	2,158	497	(2,242)	413
Netplexus Corporation	Technology	Affiliate	(2,531)	—	2,413	(118)
AMI Telecommunications Corporation	Communications	Control	(6,989)	—	6,858	(131)
Witter Publishing Co. Inc.	Publishing	Non-affiliate	—	(602)	—	(602)
Fawcette Technical Publications Holding	Publishing	*Control*	—	(718)	—	(718)
ETC Group, LLC	Publishing	Control	—	(750)	—	(750)
Interactive Business Solutions, Inc.	Security Alarm	Control	—	(919)	—	(919)
Telecomm South, LLC	Communications	Control	—	(1,019)	—	(1,019)
Talk America Holdings, Inc.	Communications	Non-affiliate	—	(1,302)	—	(1,302)
Copperstate Technologies, Inc.	Security Alarm	*Control*	—	(1,681)	—	(1,681)
Sunshine Media Delaware, LLC	Publishing	Affiliate	—	(3,678)	—	(3,678)
Working Mother Media, Inc.	Publishing	Control	—	(4,012)	—	(4,012)
National Systems Integration, Inc.	Security Alarm	Control	—	(4,743)	—	(4,743)
Cleartel Communications, Inc.	Communications	Control	(669)	(4,332)	—	(5,001)
FTI Technologies Holdings, Inc.	Technology	*Non-affiliate*	(5,125)	(5,125)	5,125	(5,125)
Other			160	(121)	(266)	(227)
Total			$ (8,250)	$ (730)	$ 11,537	$ 2,557

Net Income

Net income totaled $68.2 million for the year ended December 31, 2005, compared to $47.6 million for the year ended December 31, 2004. The increase in net income is due to the items discussed above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents, Cash, Securitization Accounts, and Cash, Restricted

At December 31, 2006 and December 31, 2005, we had $21.7 million and $45.6 million, respectively, in cash and cash equivalents. In addition, at December 31, 2006 and December 31, 2005, we had $15.9 million and $82.1 million, respectively, in cash, securitization accounts. We also had $2.6 million and $2.0 million of restricted cash as of December 31, 2006 and December 31, 2005, respectively. We primarily invest cash on hand in interest bearing deposit accounts. Cash, securitization accounts include principal and interest payments received on securitized loans, which in certain cases are held in designated bank accounts until monthly or quarterly disbursements are made from the securitization trusts. In certain cases, we are required to use a portion of these amounts to pay interest expense, reduce borrowings, or pay other amounts in accordance with the related securitization agreements, while in other cases we are permitted to use these amounts to acquire new loans into the securitization trusts. Cash in securitization accounts negatively impacts our earnings since the interest we pay on borrowings typically exceeds the rate of return that we are able to earn on temporary cash investments. Our objective is to maintain sufficient cash on hand to cover current funding requirements and operational needs.

For the year ended December 31, 2006, net cash provided by operating activities totaled $69.9 million, an increase of approximately $19.3 million from $50.6 million for the year ended December 31, 2005. This increase was due primarily to an increase in net income, partially offset by an increase in the portion of net income attributable to net gains on investments and an increase in paid-in-kind interest and dividends. Cash used in investing activities decreased approximately $81.5 million to $115.9 million for the year ended December 31, 2006 from $197.5 million for the year ended December 31, 2005. This change is primarily the result of an increase in principal payments on loans and a decrease in originations, draws and advances on loans, partially offset by an increase in purchases of equity investments and a decrease in proceeds from sales of equity investments. Cash provided by financing activities decreased approximately $87.7 million to $22.1 million for the year ended December 31, 2006, from $109.7 million for the year ended December 31, 2005. This change is mainly due to fewer proceeds raised through the issuance of common stock and the net proceeds from borrowings during 2006 compared to 2005 and to higher dividends paid during 2006 compared to 2005.

Liquidity and Capital Resources

We expect our cash on hand and cash generated from operations, including the portion of the cash in securitization accounts that will be released to us or used to purchase additional loans, will be adequate to meet our cash needs at our current level of operations. In order to fund new originations, we intend to use cash on hand, advances under our borrowing facilities and equity issuances. Our secured borrowing facilities generally contain collateral requirements, including, but not limited to, asset mix, minimum diversity and rating and limitations on loan size. These limitations limit our ability to fund certain new originations with advances under such facilities, in which case we fund originations using unsecured debt or equity financings.

During the year ended December 31, 2006 we raised $72.5 million of gross proceeds by selling 4,600,000 shares of newly issued common stock. During the year ended December 31, 2005 we raised $123.1 million of gross proceeds by selling 8,029,500 shares of newly issued common stock.

In order to satisfy the requirements applicable to a regulated investment company, we intend to distribute to our stockholders substantially all of our income. In addition, as a business development company, we generally will be required to meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. As of December 31, 2006, this ratio was 239%. This requirement limits the amount that we may borrow.

To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and various debt markets. We intend to maintain a current shelf registration statement pursuant to which we may issue common stock from time to time.

Off-Balance Sheet Arrangements

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our customers. These instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. We attempt to limit our credit risk by conducting extensive due diligence and obtaining collateral where appropriate.

Commitments to extend credit include the unused portions of commitments that obligate us to extend credit in the form of loans, participations in loans or similar transactions. Commitments to extend credit would also include loan proceeds we are obligated to advance, such as loan draws, rotating or revolving credit arrangements, or similar transactions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the counterparty. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

As of December 31, 2006, we had unused commitments to extend credit to our customers of $71.6 million, which are not reflected on our balance sheet. From time to time, we provide guarantees or standby letters of credit on behalf of our portfolio companies. As of December 31, 2006, we had guarantees and standby letters of credit of approximately $9.5 million.

Contractual Obligations

The following table shows our contractual obligations as of December 31, 2006:

(dollars in millions)	Payments Due By Period				
Contractual Obligations (a)	**Total**	**Less than 1 year**	**1–3 years**	**4–5 years**	**After 5 years**
Borrowings (b)	$ 521.9	$168.0	$ —	$50.0	$303.9
Future minimum rental obligations	11.7	1.6	3.9	4.1	2.1
Total contractual obligations	$533.6	$169.6	$3.9	$54.1	$306.0

(a) This excludes the unused commitments to extend credit to our customers of $71.6 million as discussed above.

(b) Borrowings under the MCG Commercial Loan Funding Trust Facility, the Commercial Loan Trust 2006-2 and the Revolving Unsecured Credit Facility are listed based on the contractual maturity of the respective facility due to the revolving nature of the facilities.

Borrowings

The following table shows the facility amounts and outstanding borrowings at December 31, 2006 and December 31, 2005:

	December 31, 2006		December 31, 2005	
(dollars in millions)	Facility amount	Amount outstanding	Facilty amount	Amount outstanding
Unsecured Notes	$ 50.0	$ 50.0	$ 50.0	$ 50.0
Commercial Loan Trust 2005-2	—	—	250.0	159.2
Commercial Loan Trust 2006-2	200.0	84.0	—	—
Commercial Loan Funding Trust Facility	250.0	84.0	250.0	160.0
Term Securitizations				
Series 2004-1 Class A-1 Asset Backed Bonds	—	—	81.1	81.1
Series 2004-1 Class A-2 Asset Backed Bonds	—	—	31.5	31.5
Series 2004-1 Class B Asset Backed Bonds	—	—	43.5	43.5
Series 2004-1 Class C Asset Backed Bonds	—	—	15.8	15.8
Series 2006-1 Class A-1 Notes	106.2	106.2	—	—
Series 2006-1 Class A-2 Notes	50.0	11.4	—	—
Series 2006-1 Class A-3 Notes	85.0	35.0	—	—
Series 2006-1 Class B Notes	58.8	58.8	—	—
Series 2006-1 Class C Notes	45.0	45.0	—	—
Series 2006-1 Class D Notes	47.5	47.5	—	—
Revolving Unsecured Credit Facility	100.0	—	50.0	—
Total	$ 992.5	$ 521.9	$ 771.9	$ 541.1

For the above borrowings, the fair value of the borrowings approximates cost. The following table shows our weighted average borrowings, the weighted average interest rate on all of our borrowings, including amortization of deferred debt issuance costs and commitment fees, the average LIBOR, and the average spread to LIBOR for the years ended December 31, 2006 and 2005:

	2006	2005
Weighted average borrowings	$507.5	$439.0
Weighted average interest rate on borrowings	7.1%	5.3%
Average LIBOR	5.2%	3.6%
Average spread to LIBOR	1.9%	1.7%

The increase of approximately 1.8% in the weighted average interest rate for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily attributable to an increase in average LIBOR of 1.6%, as well as an increase in the average spread to LIBOR of 0.2%.

All of our debt facilities, except the Revolving Unsecured Credit Facility and the Unsecured Notes, are funded through our bankruptcy remote, special purpose, wholly owned subsidiaries and, therefore, their assets may not be available to our creditors. In some cases, advances under our debt facilities are subject to certain other covenants, including having sufficient levels of collateral and various restrictions on which loans we may leverage as collateral. We borrow directly, as well as indirectly, through credit facilities maintained by our subsidiaries.

Unsecured Notes. On October 11, 2005, we issued $50.0 million of investment grade five-year unsecured notes in a private placement. The notes were rated "BBB-" by Fitch Ratings, Inc. and have a fixed interest rate of 6.73% per year payable semi-annually. Bayerische Hypo-Und Vereinsbank, AG, New York Branch ("HVB") acted as the placement agent for the issuance.

Commercial Loan Trust 2006-2. On May 2, 2006 we established, through MCG Commercial Loan Trust 2006-2, a $200.0 million warehouse credit facility with Merrill Lynch Capital Corp. The warehouse credit facility allows MCG Commercial Loan Trust 2006-2 to acquire up to $250.0 million of commercial loans with borrowings of up to $200.0 million subject to certain covenants, concentration limitations and other restrictions. The warehouse credit facility is primarily secured by the assets of MCG Commercial Loan Trust 2006-2, including the commercial loans purchased by the trust from us. Under the terms of the credit and warehouse agreement, the loans may be senior secured loans, second lien loans or unsecured loans, as defined in the agreement, subject to certain limitations. Up to 60% of the collateral in this warehouse facility may be non-senior secured loans, and the remaining 40% must be senior secured loans.

We use this warehouse credit facility to fund the origination of loans that will collateralize a future term securitization. Advances under the facility, equal to 80% of the value of commercial loans purchased by the trust, bear interest based on LIBOR plus 0.75% and interest is payable monthly. The facility is scheduled to terminate on the earlier of November 30, 2007 or the completion of a term securitization and may be extended under certain circumstances. As of December 31, 2006 we had $84.0 million outstanding under this facility.

MCG Commercial Loan Funding Trust. On November 10, 2004, we established, through MCG Commercial Loan Funding Trust, a $150.0 million warehouse financing facility funded through Three Pillars Funding LLC, an asset-backed commercial paper conduit administered by SunTrust Capital Markets, Inc. The warehouse financing facility operates like a revolving credit facility that is primarily secured by the assets of MCG Commercial Loan Funding Trust, including commercial loans sold by us to the trust. The pool of commercial loans in the trust must meet certain requirements, including, but not limited to, term, average life, investment rating, agency rating and industry diversity requirements. There are also certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs. Such limitations, requirements, and associated defined terms are as provided for in the documents governing the facility. Through July 29, 2005, advances under the facility bore interest based on a commercial paper rate plus 1.15%.

On July 29, 2005, we amended the MCG Commercial Loan Funding Trust facility. Pursuant to this amendment, the total facility amount was increased from $150.0 million to $250.0 million, the interest rate was changed from commercial paper rate plus 1.15% to commercial paper rate plus 0.95%, the concentration criteria were modified to allow, among other things, for an increase in the allowable percentage of certain secured subordinated loans in the collateral pool from 25% to 35%, and other minor modifications were made. On April 17, 2006 we again amended this facility to allow, among other things, for an increase in the allowable percentage of certain secured subordinated loans in the collateral pool from 35% to 50% and the inclusion of additional industry segments. The facility is scheduled to terminate on November 7, 2007, but is subject to annual renewal and may be extended under certain circumstances. During July 2006, the facility was renewed until July 27, 2007. As of December 31, 2006, we had $84.0 million outstanding under this credit facility. See "Recent Developments" for further discussion.

Commercial Loan Trust 2006-1. On April 18, 2006, we completed a $500.0 million debt securitization through MCG Commercial Loan Trust 2006-1, our wholly owned subsidiary. The 2006-1 Trust issued $106.2 million of Class A-1 Notes rated AAA / Aaa, $50.0 million of Class A-2 Notes rated AAA / Aaa, $85.0 million of Class A-3 Notes rated AAA / Aaa, $58.8 million of Class B Notes rated AA / Aa2, $45.0 million of Class C Notes rated A / A2 and $47.5 million of Class D Notes rated BBB / Baa2 as rated by Moody's and S&P, respectively. The Series 2006-1 Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes and Class D Notes bear interest of LIBOR plus 0.33%, 0.35%, 0.33%, 0.58%, 1.05% and 2.25%, respectively.

We retained all of the equity in the securitization. The securitization includes a reinvestment period of five years, during which principal collections received on the underlying collateral may be used to purchase new collateral from us. Under the terms of the securitization, up to 55% of the collateral may be non-senior secured commercial loans and the remaining 45% must be senior secured commercial loans.

The Class A-1, Class B, Class C and Class D Notes are term notes. The Class A-2 Notes are a revolving class of secured notes and have a revolving period of five years. The Class A-3 Notes are a delayed draw class of secured notes and are required to be drawn by April 2007. All of the notes are secured by the assets of MCG Commercial Loan Trust 2006-1, including commercial loans totaling $408.6 million as of December 31, 2006, which were purchased by the trust from us. Additional commercial loans will be purchased by the trust from us primarily using the proceeds from the Class A-3 delayed draw notes and the Class A-2 revolving notes. The pool of commercial loans in the trust must meet certain requirements, including, but not limited to, asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements. As of December 31, 2006, we had $303.9 million of these notes outstanding.

Revolving Unsecured Credit Facility. This facility was established on September 20, 2005 as a result of an amendment to our Senior Secured Credit facility with Bayerische Hypo-Und Vereinsbank, AG, New York Branch ("HVB"). Pursuant to that amendment the facility was no longer secured by our assets and was committed up to $50.0 million. On June 19, 2006, we made a second amendment to this facility. Pursuant to this amendment, the aggregate revolving commitment under this credit facility was increased from $50.0 million to $60.0 million, the maturity date was extended from September 19, 2006 to June 18, 2007, and an additional lender was added to the facility. Other minor modifications were also made to the facility. HVB maintained its $50.0 million commitment, and the additional $10.0 million was committed by Chevy Chase Bank. On August 7, 2006, we again amended this facility. Pursuant to this amendment, the aggregate revolving commitment under this facility was increased from $60.0 million to $75.0 million and an additional lender was added to the facility. HVB and Chevy Chase Bank maintained their $50.0 million and $10.0 million commitments, respectively, and the additional $15.0 million was committed by Sovereign Bank. On November 29, 2006, we again amended this facility. Pursuant to this amendment, the aggregate revolving commitment under this facility was increased from $75.0 million to $100.0 million and an additional lender was added to the facility. HVB, Chevy Chase Bank, and Sovereign Bank maintained their $50.0 million, $10.0 million, and $15.0 million commitments, respectively, and the additional $25.0 million was committed by Royal Bank of Canada.

This credit facility is unsecured and is committed up to $100.0 million on a revolving basis. In addition, this Revolving Unsecured Credit Facility allows for additional lenders with HVB acting as the agent. Advances under this credit facility bear interest at LIBOR plus 2.00% or the prime rate plus 0.50%, and there is a commitment fee of 0.25% per annum on undrawn amounts. The credit facility contains customary terms and conditions, including, without limitation, affirmative and negative covenants such as information reporting, minimum stockholders' equity, minimum asset coverage ratio, and minimum cash net investment income. The credit facility also contains customary events of default with customary cure and notice, including, without limitation, nonpayment, misrepresentation in a material respect, breach of covenant, cross-default to other indebtedness, bankruptcy, change of control, change of management, and material adverse change. As of December 31, 2006, the Company had no amounts outstanding under this credit facility.

Commercial Loan Trust 2005-2. On June 9, 2005, we established, through MCG Commercial Loan Trust 2005-2, a $250.0 million warehouse credit facility with Merrill Lynch Capital Corp. On April 18, 2006, this facility terminated in connection with our Term Securitization 2006-1. The warehouse credit facility allowed MCG Commercial Loan Trust 2005-2 to borrow up to $250.0 million subject to certain covenants, concentration limitations and other restrictions. The warehouse credit facility was primarily secured by the assets of MCG Commercial Loan Trust 2005-2, including cash and commercial loans transferred by us to the trust. Under the terms of the credit and warehouse agreement, the loans could be senior secured loans, second lien loans or unsecured loans, as defined in the agreement, subject to certain limitations, including the requirement that at least 50% of the overall warehouse facility amount be senior secured commercial loans. Advances under the facility bore interest based on LIBOR plus 0.75% and interest was payable monthly.

Term Securitization 2004-1. On September 30, 2004, we established MCG Commercial Loan Trust 2004-1 (the "2004-1 Trust"), which issued three classes of series 2004-1 Notes. The facility was structured to hold up to $397.7 million of loans. The facility was secured by all of the 2004-1 Trust's commercial loans and cash in securitization accounts, which totaled $228.0 million as of December 31, 2005. On July 20, 2006 we repaid the 2004-1 Notes using approximately $61.9 million of cash from the Commercial Loan Trust 2004-1 and our Commercial Loan Trust 2006-1 securitization and $15.0 million of new borrowings from our Commercial Loan Trust 2006-1 securitization. This facility was scheduled to terminate July 20, 2016 or sooner upon the full repayment of the Class A-1, Class A-2, Class B and Class C Notes.

The 2004-1 Trust issued $250.5 million of Class A-1 Notes rated Aaa/AAA, $31.5 million of Class A-2 Notes rated Aa1/AAA, $43.5 million of Class B Notes rated A2/A and $15.8 million of Class C Notes rated Baa2/BBB as rated by Moody's and Fitch, respectively. On June 1, 2005, we sold the Class C securities, which had previously been retained by MCG. The Series 2004-1 Class A-1 Notes, Class A-2 Notes, Class B Notes and Class C Notes bore interest of LIBOR plus 0.43%, 0.65%, 1.30%, and 2.50%, respectively.

On December 13, 2004, we formed a subsidiary, Solutions Capital I, LP, which has applied to the United States Small Business Administration ("SBA") for a license to operate as a small business investment company ("SBIC") under the Small Business Investment Act of 1958, as amended. We are currently in the pre-licensure phase of the licensing process and anticipate completion of the licensing process during the spring of 2007. Upon receipt of the SBA license, we intend to apply for exemptive relief from the SEC to permit us to exclude senior securities issued by the SBA to Solutions Capital I, LP from our consolidated asset coverage ratio, which will enable us to fund more investments with debt capital. There can be no assurance that we will be granted an SBIC license or receive the exemptive relief from the SEC.

Distributions

We intend to make distributions on a quarterly basis to our stockholders of substantially all of our income. We may make deemed distributions to our stockholders of certain net capital gains.

As a business development company that has elected to be treated as a RIC, we generally are required to (1) distribute at least 90% of our investment company taxable income and 90% of any ordinary pre-RIC built in gains that we recognize in order to deduct distributions made (or deemed made) to our shareholders and (2) distribute (actually or on a deemed basis) at least 98% of our income (both ordinary income and net capital gains) in order to avoid an excise tax.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage test for borrowings applicable to us as a business development company under the Investment Company Act of 1940 and due to provisions in our credit facilities. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of favorable regulated investment company tax treatment. We cannot assure shareholders that they will receive any distributions or distributions at a particular level.

The following table summarizes our distributions declared since January 1, 2005:

Date Declared	Record Date	Payment Date	Amount
February 15, 2007	March 15, 2007	April 27, 2007	$0.44
October 26, 2006	November 22, 2006	January 30, 2007	0.42
July 27, 2006	August 24, 2006	October 30, 2006	0.42
April 27, 2006	May 25, 2006	July 28, 2006	0.42
February 16, 2006	March 16, 2006	April 27, 2006	0.42
October 26, 2005	November 23, 2005	January 30, 2006	0.42
July 27, 2005	August 25, 2005	October 28, 2005	0.42
April 27, 2005	May 26, 2005	July 28, 2005	0.42
February 23, 2005	March 14, 2005	April 28, 2005	0.42

Since December 2001, we have declared distributions totaling $9.75 per share. For 2007, we currently estimate that our dividends will be at least $1.76 per share. This estimate takes into consideration our estimates of distributable net operating income (which is equal to net operating income excluding long-term incentive compensation), net income, capital gains and taxable income for 2007.

Each year a statement on Form 1099-DIV identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) is mailed to our stockholders. To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to our stockholders.

The table below shows the detail of our distributions for the years ended December 31, 2006 and 2005:

	2006		2005	
Ordinary income (a)	$ 1.01	60.1%	$ 1.31	78.0%
Capital gains (a)	—	—	0.15	9.0%
Return of capital (b)	0.67	39.9%	0.22	13.0%
Total reported on tax Form 1099-DIV	$1.68	100.0%	$1.68	100.0%

(a) Ordinary income is reported on Form 1099-DIV as either qualified or non-qualified and capital gains are reported on Form 1099-DIV in various sub-categories which have differing tax treatments to shareholders. Those subcategories have not been shown here.

(b) Return of capital refers to those amounts reported as nontaxable distributions on Form 1099-DIV.

On a tax basis, distributions to stockholders in 2006 were $53,020 of ordinary income and $35,204 of return of capital, and in 2005 were $61,582 of ordinary income, $7,136 of capital gain, and $10,221 of return of capital.

The following table is a reconciliation of GAAP net income to taxable net income for the years ended December 31, 2006 and 2005:

(dollars in thousands)	2006	2005
Net income	$100,949	$68,193
Net loss of subsidiary not consolidated for tax purposes	—	1,744
Net change in unrealized (appreciation) depreciation on investments not taxable until realized	(34,604)	1,343
Timing difference related to deductibility of long-term incentive compensation	2,468	3,262
Interest income on nonaccrual loans that is taxable	3,612	2,437
Dividend income accrued for GAAP purposes which is not yet taxable	(21,612)	(6,516)
Federal tax expense	2,661	(595)
Other, net	(93)	(2,594)
Taxable income before deductions for distributions	$ 53,381	$ 67,274

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Income Recognition

Interest and Dividend Income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. When a loan becomes 90 days or more past due, or if we otherwise do not expect the customer to be able to service its debt and other obligations, we will, as a general matter, place the loan on non-accrual status and cease recognizing interest income on that loan until all principal has been paid. However, we may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.

Dividend income on equity investments that have stated accruing dividend rates is recorded on the accrual basis to the extent that such amounts are expected to be collected. Dividend income on common equity investments is recorded when declared and paid.

Contractual paid-in-kind (PIK) interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We will generally cease accruing PIK if there is insufficient value to support the accrual or we do not expect the customer to be able to pay all principal and interest due.

Loan origination fees are capitalized and then amortized into interest income using the effective interest rate method. In certain loan arrangements, warrants or other equity interests are received from the borrower as additional origination fees. The borrowers granting these interests are typically non-publicly traded companies. We record the financial instruments received at fair value as determined by our board of directors. Fair values are determined using various valuation models which estimate the underlying value of the associated entity. These models are then applied to our ownership share considering any discounts for transfer restrictions or other terms which impact the value. Changes in these values are recorded through our statement of operations. Any resulting discount on the loan from recordation of warrant and other equity instruments are accreted into income over the term of the loan.

Other Fee Income

Other fee income is related to advisory and management services, equity structuring fees, prepayment fees, research revenues, bank interest, and other fees. Advisory and management services fees are recognized when earned. Equity structuring fees are recognized as earned, which is generally when the investment transaction closes. Prepayment fees are recognized upon receipt.

Valuation of Investments

We determine the value of each investment in our portfolio on a quarterly basis. Value, as defined in Section 2(a)(41) of the Investment Company Act of 1940, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the board of directors. Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our investments at fair value as determined in good faith by the board of directors pursuant to a valuation policy and a consistent valuation process. At December 31, 2006, approximately 95% of our total assets represented investments of which approximately 97% are valued at fair value and approximately 3% are valued at market value based on readily ascertainable public market quotes at December 31, 2006. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by the board of directors may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we determine the fair value of each individual investment on a quarterly basis and record changes in fair value as unrealized appreciation or depreciation on investments in our statement of operations.

As a business development company, we invest primarily in illiquid securities including debt and equity securities of private companies. The structure of each debt and equity security is specifically negotiated to enable us to protect our investment and maximize our returns. We generally include many terms governing interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, ownership and corporate governance parameters, dilution parameters, liquidation preferences, voting rights, and put or call rights. In some cases, our loan agreements also allow for increases in the spread to the base index rate if the financial or operational performance of the customer deteriorates or shows negative variances from the customer's business plan and, in some cases, allow for decreases in the spread if financial or operational performance improves or exceeds the customer's plan. Our investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our fair value methodology includes the examination of, among other things, the underlying investment performance, financial condition and market changing events that impact valuation.

We base the fair value of our investments on the enterprise value of the portfolio companies in which we invest. The enterprise value is the value at which an enterprise could be sold in a transaction between two willing parties other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for determining enterprise value and for any one portfolio company enterprise value is generally described as a range of values from which we derive a single estimate of enterprise value. In determining the enterprise value of a portfolio company, we analyze its historical and projected financial results. We generally prepare discounted cash flow models based on our projections of the future free cash flows of the business and industry derived capital costs. We review external events, including private mergers and acquisitions, and include these events in our enterprise valuation process. We also use industry valuation benchmarks and review public market comparables. In certain cases, we retain independent valuation firms to perform valuations that we consider as part of our determination of portfolio company value. When an external event such as a purchase transaction, public offering, or subsequent debt or equity sale occurs, the pricing indicated by the external event may be used to corroborate our estimate of enterprise value.

Using the estimated enterprise value of the portfolio company, we estimate the value of each investment we own in the portfolio company. For our loans and debt securities, if there is adequate enterprise value to support the repayment of our debt then the fair value of our loan or debt security typically corresponds to cost unless the borrower's condition or other factors lead to a determination of fair value at a different amount. The fair value of our equity investments is determined based on various factors including the enterprise value remaining for equity holders after the repayment of the portfolio company's debt and other preference capital, as well as other pertinent factors such as recent offers to purchase a portfolio company, recent sales of the portfolio company's equity securities, recent liquidation events or other events. The investment value is discounted if it is illiquid in nature and/or a minority, non-control position.

During the fourth quarter of 2006, in connection with our process for determining fair value as of December 31, 2006, we retained two independent valuation firms to perform independent valuations of certain of our portfolio companies. These valuations were considered by our Board of Directors in their determination of fair value. We intend to continue to utilize independent valuation firms to obtain additional support in the preparation of our internal valuation analyses each quarter.

Securities that are traded in the over-the-counter market or on a stock exchange generally will be valued at the prevailing bid price on the date of the relevant period end. However, restricted or thinly traded public securities may be valued at discounts from the public market value due to the restrictions on sale.

Share-based Compensation

Prior to January 1, 2006, we accounted for share based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2006, we adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") using the modified prospective method. The adoption of SFAS No. 123R did not impact our net operating income before investment gains and losses, net income, cash flows from operations, cash flows from financing activities, or basic and diluted earnings per share during that period. See Note 9 to the Consolidated Financial Statements for further discussion of our share-based compensation.

Securitization Transactions

Periodically, we transfer pools of loans to bankruptcy remote, special purpose entities for use in securitization transactions. These transfers of loans are treated as secured borrowing financing arrangements in accordance with FASB SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". These on-balance sheet securitization transactions comprise a significant source of our overall funding, with the total face amount of the assets assumed by our consolidated bankruptcy remote special purpose entities equaling $677.4 million at December 31, 2006 and $596.9 million at December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will be effective as of the last day of the first reporting period beginning after December 15, 2006, which is March 31, 2007.

We have conducted a review of all open tax year's income recognition and expense deduction filing positions and income tax returns filed (federal and state) for determination of any uncertain tax positions that may require recognition of a tax liability. This review encompassed an analysis of all book/tax difference adjustments as well as the timing of income and expense recognition for all tax years still open under the statute of limitations. As a result, we have determined that it is more likely than not that each tax position taken on a previously filed return or to be taken on current tax returns will be sustained on examination based on the technical merits of the positions and therefore, no recognition of a tax liability on an uncertain tax position for FIN No. 48 purposes is anticipated.

In September 2006, the FASB issued SFAS No. 157 ("SFAS No. 157"), "Fair Value Measurements." Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective for the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations.

RECENT DEVELOPMENTS

On January 9, 2007, the performance criteria for 200,000 restricted shares to certain executives were determined by the board of directors and those executives, therefore those awards are considered granted for GAAP purposes on that date. The total compensation cost of those awards is approximately $3.9 million, based on the closing price of MCG's common stock on that date, and will be recognized as compensation expense over the requisite service periods which run through February 2010.

In January 2007, one of our majority owned control companies, Midwest Tower Partners, LLC ("MTP"), sold substantially all of its assets and repaid its outstanding debt with those proceeds. MTP is currently in the process of making distributions to its equity holders. As of December 31, 2006, we had debt and equity investments in MTP with a fair value of $34.9 million which includes unrealized appreciation of $5.0 million. In connection with this transaction, we expect to realize the December 31, 2006 unrealized pre-tax gain of approximately $5.0 million which will have no significant impact on first quarter 2007 earnings.

On February 1, 2007, we entered into the fifth amendment to our MCG Commercial Loan Funding Trust facility, funded by Three Pillars Funding LLC ("Three Pillars"), an asset-backed commercial paper conduit administered by SunTrust Capital Markets, Inc. Pursuant to this amendment, the $250.0 million facility provided by Three Pillars has been divided and will be funded through two separate Variable Funding Certificates ("VFCs"), a $218.8 million Class A VFC and a $31.2 million Class B VFC. The Class A VFC will maintain the same advance rate, of up to 70% of eligible collateral, and the same interest rate, the commercial paper rate plus 0.95%, as was in effect immediately prior to this amendment. The Class B VFC has an advance rate of 10% of eligible collateral and bears interest at the commercial paper rate plus 1.75%. This amendment effectively increases our overall borrowing advance rate by 10% from a maximum of 70% of eligible collateral to a maximum of 80% of eligible collateral, which will allow us to borrow up to $250.0 million under the facility using less collateral than previously required. Other minor modifications were also made to this facility.

In February 2007, Broadview Networks Holdings, Inc., our largest portfolio company, signed a definitive agreement to acquire InfoHighway Communications Corp., a New York-based integrated provider of hosted and managed communications solutions serving more than 12,000 business customers in the Mid-Atlantic and Northeast regions of the U.S. We do not expect to be required to provide additional funding to Broadview to facilitate this transaction. The transaction is expected to close in the second quarter of 2007 and is subject to regulatory approvals and other closing conditions.

During the first quarter of 2007, our board of directors approved the issuance of 777,600 shares of restricted stock to our employees pursuant to the MCG Capital Corporation 2006 Employee Restricted Stock Plan, which will generally be expensed over four years.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, including LIBOR, prime rates and commercial paper rates. As of December 31, 2006, approximately 63% of our loan portfolio, at cost, bears interest at a spread to LIBOR, and 36% at a fixed rate. As of December 31, 2006, approximately 31% of our loan portfolio, at cost, has LIBOR floors between 1.50% and 3.00% on the LIBOR base index.

We regularly measure exposure to interest rate risk. We assess interest rate risk and we manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on this review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates. At December 31, 2006, we were not a party to any hedging arrangements. Certain of our interest bearing investments contain LIBOR floors between 1.50% and 3.00% on the LIBOR base index to minimize our exposure to significant decreases in interest rates.

The following table shows a comparison of the interest rate base for our interest bearing cash, outstanding commercial loans and our outstanding borrowings at December 31, 2006 and December 31, 2005:

	December 31, 2006		December 31, 2005	
(dollars in millions)	Interest Bearing Cash and Commercial Loans	Borrowings	Interest Bearing Cash and Commercial Loans	Borrowings
Repurchase Agreement Rate	$ 37.5	$ —	$ 120.7	$ —
Money Market Rate	2.6	—	2.0	—
Prime Rate	0.4	—	36.1	—
30-Day LIBOR	14.5	—	36.0	—
60-Day LIBOR	0.8	—	—	—
90-Day LIBOR	522.0	388.0	562.6	331.1
180-Day LIBOR	42.6	—	30.9	—
9 month LIBOR	1.3	—	—	—
Commercial Paper	—	83.9	—	160.0
Fixed Rate	334.8	50.0	273.5	50.0
Total	$956.5	$521.9	$1,061.8	$541.1

Based on our December 31, 2006 balance sheet, the following table shows the impact to net income of base rate changes in interest rates assuming no changes in our investment and borrowing structure:

(dollars in millions) Basis Point Change	Interest Income	Interest Expense	Net Income
(300)	$(18.3)	$(14.2)	$(4.1)
(200)	(12.4)	(9.4)	(3.0)
(100)	(6.2)	(4.7)	(1.5)
100	6.2	4.7	1.5
200	12.4	9.4	3.0
300	18.7	14.2	4.5

Management's Report on Internal Control over Financial Reporting

The management of MCG Capital Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of the Company's principal executive, principal financial and principal accounting officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework"). Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, the registered public accounting firm that audited the Company's financial statements, as stated in their report, a copy of which is included in this Annual Report.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
MCG Capital Corporation

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting", that MCG Capital Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MCG Capital Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that MCG Capital Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, MCG Capital Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of MCG Capital Corporation, including the consolidated schedules of investments, as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2006 and the financial highlights for each of the five years ended December 31, 2006 of MCG Capital Corporation and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
MCG Capital Corporation

We have audited the accompanying consolidated balance sheets of MCG Capital Corporation, including the consolidated schedules of investments, as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2006 and the financial highlights for each of the five years ended December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements, financial highlights and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, financial highlights and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held and confirmation of securities held by the custodians. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the consolidated financial position of MCG Capital Corporation at December 31, 2006 and 2005, and the consolidated results of its operations, its cash flows and the changes in its net assets for each of the three years in the period ended December 31, 2006 and the financial highlights for each of the five years ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of MCG Capital Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2007

Consolidated Balance Sheets (in thousands, except per share data)

	December 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents	$ 21,691	$ 45,626
Cash, securitization accounts	15,931	82,107
Cash, restricted	2,587	1,977
Investments at fair value		
Non-affiliate investments (cost of $629,849 and $733,717, respectively)	659,441	745,757
Affiliate investments (cost of $71,589 and $46,168, respectively)	72,031	46,156
Control investments (cost of $541,267 and $337,372, respectively)	526,140	305,647
Total investments (cost of $1,242,705 and $1,117,257, respectively)	1,257,612	1,097,560
Unearned income on commercial loans	(9,539)	(9,062)
Total investments net of unearned income	1,248,073	1,088,498
Interest receivable	10,451	10,602
Other assets	20,535	15,677
Total assets	$1,319,268	$1,244,487
Liabilities		
Borrowings (maturing within one year of $167,983 and $362,435, respectively)	$ 521,883	$ 541,119
Interest payable	5,198	5,904
Dividends payable	24,652	20,967
Other liabilities	14,398	10,410
Total liabilities	566,131	578,400
Stockholders' equity		
Preferred stock, par value $.01, authorized 1 share, none issued and outstanding	—	—
Common stock, par value $.01, authorized 200,000 shares on December 31, 2006 and 2005, 58,694 issued and outstanding on December 31, 2006 and 53,372 issued and outstanding on December 31, 2005	587	534
Paid-in capital	828,795	758,433
Distributions in excess of earnings:		
Paid-in capital	(78,072)	(39,219)
Other	(12,365)	(26,784)
Net unrealized appreciation (depreciation) on investments	14,907	(19,697)
Stockholder loans	(715)	(3,624)
Unearned compensation—restricted stock	—	(3,556)
Total stockholders' equity	753,137	666,087
Total liabilities and stockholders' equity	$1,319,268	$1,244,487
Net asset value per common share at period end	$ 12.83	$ 12.48

See notes to consolidated financial statements

Consolidated Statements of Operations (in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Operating income			
Interest and dividend income			
Non-affiliate investments (less than 5% owned)	$ 85,569	$ 69,760	$ 51,898
Affiliate investments (5% to 25% owned)	6,015	5,745	3,999
Control investments (more than 25% owned)	47,261	30,761	21,954
Total interest and dividend income	138,845	106,266	77,851
Advisory fees and other income			
Non-affiliate investments (less than 5% owned)	7,537	12,317	9,306
Affiliate investments (5% to 25% owned)	1,621	—	495
Control investments (more than 25% owned)	6,390	962	5,465
Total advisory fees and other income	15,548	13,279	15,266
Total operating income	154,393	119,545	93,117
Operating expenses			
Interest expense	36,240	23,100	10,509
Employee compensation:			
Salaries and benefits	20,274	19,331	15,693
Long-term incentive compensation	4,514	6,523	11,683
Total employee compensation	24,788	25,854	27,376
General and administrative expense	9,721	10,076	10,142
Total operating expenses	70,749	59,030	48,027
Net operating income before investment gains and losses and provision for income taxes on investment gains	83,644	60,515	45,090
Net realized gains (losses) on investments			
Non-affiliate investments (less than 5% owned)	1,619	5,741	1,939
Affiliate investments (5% to 25% owned)	9	205	(2,531)
Control investments (more than 25% owned)	(16,215)	3,075	(7,658)
Total net realized gains (losses) on investments	(14,587)	9,021	(8,250)
Net unrealized appreciation (depreciation) on investments			
Non-affiliate investments (less than 5% owned)	17,549	7,279	378
Affiliate investments (5% to 25% owned)	455	5,289	(1,186)
Control investments (more than 25% owned)	16,600	(13,911)	11,615
Total net unrealized appreciation (depreciation) on investments	34,604	(1,343)	10,807
Net investment gains before income taxes on investment gains	20,017	7,678	2,557
Provision for income taxes on investment gains	2,712	—	—
Net income	$100,949	$ 68,193	$ 47,647
Earnings per common share—basic	$ 1.86	$ 1.42	$ 1.16
Earnings per common share—diluted	$ 1.86	$ 1.42	$ 1.15
Cash dividends declared per common share	$ 1.68	$ 1.68	$ 1.68
Weighted average common shares outstanding	54,227	48,109	41,244
Weighted average common shares outstanding and dilutive common stock equivalents	54,264	48,131	41,298

See notes to consolidated financial statements

Consolidated Statements of Changes in Net Assets (in thousands, except per share amounts)

	Year Ended December 31,		
	2006	2005	2004
Operations:			
Net operating income	$ 83,644	$ 60,515	$ 45,090
Net realized (loss) gain on investments	(14,587)	9,021	(8,250)
Net unrealized appreciation (depreciation) of investments	34,604	(1,343)	10,807
Provision for income taxes on investment gains	(2,712)	—	—
Net increase in net assets resulting from operations	100,949	68,193	47,647
Shareholder distributions:			
Distributions from net investment income	(51,926)	(59,519)	(46,191)
Distributions from capital gains	—	(9,021)	—
Return of capital distributions	(38,853)	(10,221)	(21,187)
Net decrease in net assets resulting from shareholder distributions	(90,779)	(78,761)	(67,378)
Capital share transactions:			
Issuance of common stock	70,211	117,015	100,034
Issuance of common stock under dividend reinvestment plan	218	127	97
Repayment of stockholder loans	2,909	879	462
Amortization of restricted stock awards	3,542	4,421	9,401
Net increase in net assets resulting from capital share transactions	76,880	122,442	109,994
Total increase in net assets	87,050	111,874	90,263
Net assets at beginning of period	666,087	554,213	463,950
Net assets at end of period	$ 753,137	$ 666,087	$ 554,213
Net asset value per common share	$ 12.83	$ 12.48	$ 12.22
Common shares outstanding at end of period	58,694	53,372	45,342

See notes to consolidated financial statements

Consolidated Statements of Cash Flows (in thousands)

	Year Ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 100,949	$ 68,193	$ 47,647
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	316	756	1,021
Amortization of restricted stock awards	3,542	4,421	9,401
Amortization of deferred debt issuance costs	4,122	3,646	1,558
Net realized losses (gains) on investments	14,587	(9,021)	8,250
Net unrealized (appreciation) depreciation on investments	(34,604)	1,343	(10,807)
Decrease (increase) in cash—securitization accounts from interest collections	2,650	(943)	(1,348)
Increase in interest receivable	(6,993)	(5,674)	(773)
Increase in accrued payment-in-kind interest and dividends	(22,128)	(13,936)	(3,239)
Decrease in unearned income	(70)	(3,730)	(6,207)
Decrease in other assets	1,722	2	424
(Decrease) increase in interest payable	(706)	2,979	1,740
Increase in other liabilities	6,546	2,584	5,264
Net cash provided by operating activities	69,933	50,620	52,931
Investing activities			
Originations, draws and advances on loans	(410,874)	(465,232)	(339,102)
Principal payments on loans	373,923	274,743	168,340
Purchase of equity investments	(80,984)	(31,664)	(16,026)
Proceeds from sales of equity investments	2,683	24,956	13,861
Purchase of premises, equipment and software	(677)	(258)	(665)
Other acquisitions	–	–	(2,208)
Net cash used in investing activities	(115,929)	(197,455)	(175,800)
Financing activities			
Net proceeds from borrowings	15,355	82,866	120,314
Decrease (increase) in cash—securitization accounts for paydown of principal on debt	28,933	(10,839)	(1,736)
Payment of financing costs	(7,342)	(1,378)	(6,758)
Dividends paid	(88,223)	(78,941)	(66,884)
Issuance of common stock, net of costs	70,429	117,142	100,131
Repayment of stockholder loans	2,909	879	462
Net cash provided by financing activities	22,061	109,729	145,529
(Decrease) increase in cash and cash equivalents	(23,935)	(37,106)	22,660
Cash and cash equivalents at beginning of period	45,626	82,732	60,072
Cash and cash equivalents at end of period	$ 21,691	$ 45,626	$ 82,732
Supplemental disclosures			
Interest paid	$ 32,824	$ 16,475	$ 7,210
Income taxes paid (received)	298	–	(98)

See notes to consolidated financial statements

Consolidated Schedule of Investments (in thousands, except share data)

December 31, 2006

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Control investments: Majority-owned (5):					
Broadview Networks Holdings, Inc.(2)(13)	Communications-CLEC	Series A Preferred Stock (87,254 shares)		$64,318	$ 74,165
		Series A-1 Preferred Stock (100,702 shares)		57,380	85,597
		Common Stock (4,698,987 shares)		—	—
Chesapeake Tower Holdings, LLC	Communications-Other	Senior Debt (11.4%, Due 5/10)	$ 400	400	400
		Preferred LLC Interest (3,139 units)		3,139	3,139
		Common LLC Interest (4,000 units)		—	—
Cleartel Communications, Inc.(2)	Communications-CLEC	Subordinated Debt (14.7%, Due 12/10-12/11)	71,962	71,962	71,962
		Preferred Stock (57,859 shares)		50,613	612
		Common Stock (9 shares)		540	—
		Guaranty ($7,125)			
Helicon Cable Holdings, LLC(2)	Cable	Senior Debt (10.4%, Due 12/12)(12)	12,250	12,250	12,250
		Subordinated Debt (14.3%, Due 6/13)(12)	7,187	7,187	7,187
		Preferred LLC Interest (82,500 units)		9,180	9,180
		Standby Letter of Credit ($300)			
IntranMedia, LLC	Other Media	Senior Debt (9.9%, Due 12/11)(12)	12,000	12,000	12,000
		Preferred Units (86,000 units)		8,661	8,661
Jet Plastica Investors, LLC(2)	Plastic Products	Subordinated Debt (14.0%, Due 3/13)(12)	26,159	26,159	26,159
		Preferred LLC Interest (301,595 units)		30,893	30,893
JupiterKagan, Inc.(2)(11)	Information Services	Senior Debt (12.1%, Due 3/10)(12)	5,349	5,349	5,349
		Series A Preferred Stock (100,000 shares)		10,000	10,000
		Common Stock (770,000 shares)		—	—
		Standby Letter of Credit ($225)			
		Guaranty ($1,353)			
Midwest Tower Partners, LLC(2)	Communications-Other	Senior Debt (16.4%, 8/07)	9,781	9,781	9,781
		Subordinated Debt (14.3%, Due 2/08)(12)	17,485	17,485	17,485
		Preferred LLC Interest (17,563 units)		2,438	2,438
		Common LLC Interest (79,117 Units)		201	5,213
RadioPharmacy Investors, LLC(2)	Healthcare	Senior Debt (9.9%, Due 12/10) (12)	7,000	7,000	7,000
		Subordinated Debt (15.0%, Due 12/11)(12)	9,258	9,258	9,258
		Preferred LLC Interest (70,000 units)		7,522	10,657
Superior Industries Investors, LLC (2)	Sporting Goods	Subordinated Debt (14.0%, Due 3/13-3/15)(12)	14,083	14,083	14,083
		Preferred LLC Interest (125,400 units)		12,837	12,837
Superior Publishing Corporation(2)	Newspaper	Subordinated Debt (20.0%, Due 10/10)(12)	20,731	19,022	19,022
		Preferred Stock (7,999 shares)		7,999	9,244
		Common Stock (100 shares)		365	—
Working Mother Media, Inc.(6)	Publishing	Senior Debt (8.8%, Due 12/08)	17,869	11,546	11,546
		Class A Preferred Stock (12,497 shares)		12,497	5,019
		Class B Preferred Stock (1 share)		1	—
		Class C Preferred Stock (1 share)		1	—
		Common Stock (510 shares)		1	—
		Guaranty ($476)			
Total Control investments: Majority-owned (represents 39.1% of total investments at fair value)				502,068	491,137

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2006

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Control Investments: Non-majority owned (4):					
Crystal Media Network, LLC(1)(6)	Broadcasting	LLC Interest		$ 3,060	$ 547
National Product Services, Inc.(2)	Business Services	Senior Debt (13.2%, Due 6/09)	$ 12,316	5,710	12,365
		Subordinated Debt (16.0%, Due 6/09)	11,594	10,225	3,035
		Common Stock (995,428 shares)		—	—
Platinum Wireless, Inc. (6)	Communications-Other	Common Stock (2,937 shares)		4,640	3,764
		Option to purchase Common Stock (expire 12/31/13)		272	—
PremierGarage Holdings, LLC(2)	Home Furnishings	Senior Debt (10.1%, Due 6/10-12/10)	10,700	10,700	10,700
		Preferred LLC Units (445 Units)		4,592	4,592
		Common LLC Units (356 Units)			
Total Control Investments: Non-majority-owned (represents 2.8% of total investments at fair value)				39,199	35,003
Total Control Investments: (represents 41.9% of total investments at fair value)				541,267	526,140
Affiliate Investments (3):					
Cherry Hill Holdings, Inc.(2)	Photographic Studio	Senior Debt (12.9%, Due 8/11)(12)	12,122	12,122	12,122
		Series A Preferred Stock (750 Shares)		775	775
iVerify. US Inc. (6)	Communications-Other	Preferred Stock (54 shares)		578	—
		Common Stock (20 shares)		550	—
NYL Brands Holdings, Inc.(2)	Clothing & Accessories	Subordinated Debt (13.0%, Due 2/11)(12)	10,000	10,000	10,000
		Class A Common Stock (1,500 shares)		1,500	1,500
		Warrants to purchase Common Stock (expire 2/3/16)		331	526
On Target Media, LLC	Other Media	Class A LLC Interest		1,836	1,836
		Class B LLC Interest		—	1,613
Sunshine Media Delaware, LLC(2)	Publishing	Senior Debt (14.7%, Due 12/08)	13,632	12,281	12,281
		Class A LLC Interest		564	329
		Warrants to purchase Class B LLC interest (expire 1/31/11)		—	—
TNR Entertainment Corp LLC(2)	DVD Rental	Senior Debt (10.4%, Due 7/10)(12)	12,500	12,500	12,500
		Subordinated Debt (17.5%, Due 1/11) (12)	13,067	13,067	13,067
		Series D Preferred Stock (1,806,452 shares)		3,000	3,000
		Warrants to purchase Series D Preferred Stock (expire 7/31/16)		—	—
XFone, Inc(6)(10)	Communications-Other	Common Stock (868,947 shares)		2,485	2,482
		Warrants to purchase common stock (expire 3/3/11)		—	—
Total Affiliate Investments (represents 5.7% of total investments at fair value)				71,589	72,031

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2006

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Non-Affiliate Investments (less than 5% owned):					
Advanced Sleep Concepts, Inc. (2)	Home Furnishings	Senior Debt (13.8%, Due 10/11) (12)	$ 7,000	$ 7,000	$ 7,000
		Subordinated Debt 16.0%, Due 4/12) (12)	4,540	4,540	4,540
		Common Stock (419 shares)		524	524
		Warrants to Purchase Common Stock (expire 10/12/16)		348	348
Allen's TV Cable Service, Inc.	Cable	Senior Debt (12.1%, Due 12/12) (12)	7,998	7,998	7,998
		Subordinated Debt (12.1%, Due 12/12) (12)	2,096	2,096	2,096
		Warrants to purchase Common Stock (expire 12/31/15)		—	—
Amerifit Nutrition, Inc. (2)	Drugs	Senior Debt (12.0%, Due 3/10) (12)	5,569	5,569	5,569
B & H Education, Inc. (2)	Education	Senior Debt (10.4%, Due 3/10) (12)	4,000	4,000	4,000
		Preferred Stock (5,384 shares)		1,188	1,540
Badoud Enterprises, Inc. (2)	Newspaper	Senior Debt (10.4%, Due 9/11) (12)	4,799	4,799	4,799
BLI Holdings, Inc. (2)	Drugs	Subordinated Debt (13.1%, Due 3/10) (12)	10,000	10,000	10,000
Builders First Source, Inc.	Building & Development	Senior Debt (7.9%, Due 8/11) (12)	886	886	873
Cambridge Information Group, Inc. (2)	Information Services	Subordinated Debt (12.9%, Due 11/11) (12)	8,500	8,500	8,500
CEI Holdings, Inc.	Cosmetics	Subordinated Debt (13.1%, Due 12/11) (12)	4,755	4,755	4,755
Communications & Power Industries, Inc.	Aerospace & Defense	Senior Debt (7.6%, Due 7/10) (12)	741	741	744
Communicom Broadcasting, LLC (2)	Broadcasting	Senior Debt (12.4%, Due 2/11) (12)	8,068	8,068	8,068
Community Media Group, Inc. (2)	Newspaper	Senior Debt (9.9%, Due 9/10) (12)	19,730	19,730	19,730
Cornerstone Healthcare Group Holding, Inc.	Healthcare	Subordinated Debt (14.0%, Due 7/12) (12)	7,206	7,206	7,206
Country Road Communications LLC (2)	Communications-Other	Subordinated Debt (13.3%,Due 7/13) (12)	13,000	13,000	13,000
Creative Loafing, Inc. (2)	Newspaper	Senior Debt (12.0%, Due 6/10) (12)	18,275	18,275	18,275
Crescent Publishing Company LLC (2)	Newspaper	Senior Debt (15.1%, Due 6/09-6/10) (12)	7,503	7,503	7,503
Cruz Bay Publishing, Inc.	Publishing	Subordinated Debt (12.4%, Due 12/13)	20,000	20,000	20,000
CWP/RMK Acquisition Corp	Home Furnishings	Senior Debt (8.9%, Due 6/11) (12)	6,250	6,250	6,250
		Subordinated Debt (13.4%, Due 12/12) (12)	11,750	11,750	11,750
		Common Stock (500 Shares)		500	500
Dayton Parts Holdings, LLC (2)	Auto Parts	Subordinated Debt (12.5%, Due 6/11) (12)	16,000	16,000	16,000
		Preferred LLC Interest (16,371 units)		589	589
		Class A LLC Interest (10,914 units)		408	609
D&B Towers, LLC	Communications-Other	Senior Debt (15.4%, Due 6/08) (12)	5,412	5,412	5,062
dick clark productions, inc. (6)	Broadcasting	Common Stock (235,714 shares)		210	510
		Warrants to purchase Common Stock (expire 7/25/11)		858	5,049
The e-Media Club, LLC (6)	Investment Fund	LLC Interest		88	34
EAS Group, Inc.	Technology	Subordinated Debt (16.0%, Due 4/11) (12)	11,529	11,529	11,529
Empower IT Holdings, Inc. (2)	Information Services	Senior Debt (11.9%, Due 5/12) (12)	7,959	7,959	7,959
		Subordinated Debt (14.5%, Due 6/12) (12)	5,116	5,116	5,116
Equibrand Holding Corporation (2)	Leisure Activities	Senior Debt (12.4%, Due 9/10) (12)	4,640	4,640	4,640
		Subordinated Debt (15.8%, Due 3/11) (12)	9,674	9,674	9,674
Flexsol Packaging Corp.	Chemicals/Plastics	Subordinated Debt (13.5%, Due 12/12) (12)	3,000	3,000	2,955
GoldenSource Holdings Inc. (6)	Technology	Warrants to purchase Common Stock (expire 10/31/08)		—	—
Home Interiors & Gifts, Inc.	Home Furnishings	Senior Debt (10.4%, Due 3/11)	4,492	4,492	3,308

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2006

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Jenzabar, Inc. (2)	Technology	Preferred Stock (5,000 shares)		$ 6,381	$ 6,381
		Subordinated Preferred Stock (109,800 shares)		1,098	1,098
		Warrants to purchase Common Stock (expire 4/30/16)		422	17,180
The Joseph F. Biddle Publishing Company (2)	Newspaper	Senior Debt (8.9%, Due 12/11) (12)	$ 7,050	7,050	7,050
Jupitermedia Corporation (6)	Information Services	Common Stock (148,373 shares)		2,114	1,175
Legacy Cabinets, Inc	Home Furnishings	Subordinated Debt (12.9%, Due 8/13) (12)	3,000	3,000	3,000
Marietta Intermediate Holding Corporation	Cosmetics	Subordinated Debt (14.8%, Due 12/11) (12)	2,000	2,000	1,517
MCI Holdings, LLC (2)	Healthcare	Subordinated Debt (12.7%, Due 3/12-4/13) (12)	29,791	29,791	29,791
		Class A LLC Interest (4,712,042 units)		3,000	3,388
Metropolitan Telecommunications Holding Company (2)	Communications-CLEC	Senior Debt (12.5%, Due 6/10-9/10) (12)	20,725	20,725	20,725
		Subordinated Debt (16.4%, Due 12/10) (12)	10,929	10,929	10,929
		Warrants to purchase Common Stock (expire 9/30/13)		1,843	8,320
MicroCal Holdings, LLC (2)	Laboratory Instruments	Senior Debt (9.9%, Due 3/10-9/10) (12)	12,800	12,800	12,800
		Subordinated Debt (14.5%, Due 3/11) (12)	9,115	9,115	9,115
MicroDental Laboratories (2)	Healthcare	Senior Debt (10.7%, Due 5/11-11/11) (12)	13,186	13,186	13,186
		Subordinated Debt (15.0%, Due 5/12) (12)	6,999	6,999	6,999
Miles Media Holding, LLC (2)	Publishing	Senior Debt (11.9%, Due 6/12) (12)	9,150	9,150	9,150
		Subordinated Debt (16.4%, Due 12/12) (12)	4,000	4,000	4,000
		Warrants to purchase Units in LLC (expire 6/30/09)		439	2,119
National Display Holdings, LLC (2)	Electronics	Senior Debt (11.4%, Due 12/11) (12)	10,000	10,000	10,000
		Subordinated Debt (15.0%, Due 12/12) (12)	13,682	13,682	13,682
		Class A LLC Interest (1,000,000 units)		1,000	1,152
New Century Companies, Inc. (6)	Industrial Equipment	Warrants to purchase Common Stock (expire 6/30/10)		—	—
PartMiner, Inc. (2)	Information Services	Senior Debt (14.9%, Due 6/09) (12)	3,341	3,341	3,341
Philadelphia Newspapers, LLC	Newspapers	Subordinated Debt (16.0%, Due 6/14) (12)	5,017	5,017	5,017
Powercom Corporation (2)	Communications-CLEC	Senior Debt (12.0%, Due 12/06)	1,798	1,798	1,798
		Warrants to purchase Class A Common Stock (expire 6/30/14)		286	—
Quantum Medical Holdings, LLC (2)	Laboratory Instruments	Senior Debt (11.1%, Due 12/10—5/11) (12)	17,500	17,500	17,500
		Subordinated Debt (15.0%, Due 12/11) (12)	18,032	18,032	18,032
		Preferred LLC Interest (1,000,000 units)		421	955
Restaurant Technologies, Inc.	Food Services	Subordinated Debt (16.0%, Due 2/12) (12)	20,923	20,923	20,923
		Series A Preferred Stock (7,813 Shares)		281	281
Sagamore Hill Broadcasting, LLC (2)	Broadcasting	Senior Debt (11.4%, Due 11/09) (12)	14,000	14,000	14,000

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2006

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Stratford School Holdings, Inc. (2)	Education	Senior Debt (9.9%, Due 7/11-9/11) (12)	$14,500	$ 14,500	$ 14,500
		Subordinated Debt (14.0%, Due 12/11) (12)	6,924	6,924	6,924
		Preferred Stock (10,000 shares)		60	2,997
		Warrants to purchase Common Stock (expire 5/31/15)		68	1,026
Summit Business Media Intermediate Holding Company, LLC	Information Services	Subordinated Debt (12.4%, Due 11/13)	6,000	6,000	6,000
Switch & Data Holdings, Inc.	Business Services	Subordinated Debt (12.6%, Due 4/11) (12)	12,000	12,000	12,000
Team Express, Inc. (2)	Retail	Subordinated Debt (15.0%, Due 6/11) (12)	7,327	7,327	7,327
Teleguam Holdings, LLC (2)	Communications-Other	Subordinated Debt (12.4%, Due 10/12) (12)	20,000	20,000	20,000
Total Sleep Holdings, Inc. (2)	Healthcare	Subordinated Debt (16.0%, Due 9/11) (12)	23,179	23,005	19,034
ValuePage, Inc. (6)	Communications-Other	Senior Debt (12.8%, Due 6/08)	1,146	1,095	1,095
VS&A-PBI Holding LLC (6)	Publishing	LLC Interest		500	—
VOX Communications Group Holdings, LLC (2)	Broadcasting	Senior Debt (13.6%, Due 12/07-6/10) (12)	11,054	11,000	11,000
		Convertible Preferred Subordinated Notes (12.4%, Due 6/15-10/16)	1,317	1,244	677
Wicks Business Information, LLC	Publishing	Unsecured Note (10.3%, Due 2/08)	237	237	237
Wiesner Publishing Company, LLC	Publishing	Warrants to purchase membership interest in LLC (expire 6/30/12)		406	3,339
Wire Rope Corporation of America, Inc.	Industrial Equipment	Senior Debt (13.1%, Due 6/11) (12)	6,000	6,000	6,120
WirelessLines II, Inc.	Communications-Other	Senior Debt (8.0%, Due 4/07)	129	129	129
Xpressdocs Holdings, Inc (2)	Business Services	Senior Debt (9.3%, Due 7/11) (12)	17,255	17,255	17,255
		Subordinated Debt (14.0%, Due 7/12) (12)	6,075	6,075	6,075
		Series A Preferred Stock (161,870 shares)		500	500
Total Non-Affiliate Investments (represents 52.4% of total investments at fair value)				629,849	659,441
Total Investments				1,242,705	1,257,612
Unearned Income				(9,539)	(9,539)
Total Investments Net of Unearned Income				$1,233,166	$1,248,073
Call Options Written					
Crystal Media Network, LLC (1)	Broadcasting	Call options written		$ —	$ —
Total Call Options Written				$ —	$ —

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)
December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Control Investments: Majority-owned (5):					
Broadview Networks Holdings, Inc. (2) (7)	Communications	Subordinated Debt (12.0%, Due 12/09)	$42,993	$42,993	$42,993
		Series A Preferred Stock (89,154 shares)		52,137	52,137
		Common Stock (2,228,937 shares)		—	—
Cleartel Communications, Inc. (2)	Communications	Senior Debt (8.3%, Due 6/09)	28,850	28,850	28,850
		Subordinated Debt (14.4%, Due 6/09)	9,356	9,356	9,356
		Preferred Stock (57,859 shares)		50,613	40,684
		Common Stock (9 shares)		540	—
		Guaranty ($8,092)			
Copperstate Technologies, Inc.	Security Alarm	Senior Debt (11.0%, Due 9/07)	1,272	1,272	1,272
		Class A Common Stock (20,000 shares)		2,000	946
		Class B Common Stock (10 shares)		—	—
		Warrants to purchase Class B Common Stock (expire 12/20/12)		—	—
		Standby Letter of Credit ($1,000)			
Crystal Media Network, LLC (6)	Broadcasting	Senior Debt (11.4%, Due 5/06)	1,099	947	947
		LLC Interest		6,132	1,097
Helicon Cable Holdings, LLC (2)	Cable	Senior Debt (9.2%, Due 12/12)	10,072	10,072	10,072
		Subordinated Debt (14.3%, Due 6/13)	5,750	5,750	5,750
		Preferred LLC Interest (82,500 units)		8,316	8,316
		Standby Letter of Credit ($300)			
Midwest Tower Partners, LLC (2)	Communications	Subordinated Debt (14.1%, Due 2/07) (12)	16,813	16,813	16,813
		Preferred LLC Interest		2,121	2,121
		Common LLC Interest		201	1,332
Superior Publishing Corporation (2)	Newspaper	Senior Debt (9.0%, Due 12/06) (12)	20,759	20,759	20,759
		Subordinated Debt (20.0%, Due 12/06) (12)	22,692	20,141	20,141
		Preferred Stock (7,999 shares)		7,999	8,545
		Common Stock (100 shares)		365	—
Telecomm South, LLC	Communications	Senior Debt (13.4%, Due 12/05)	7,996	2,582	1,100
		LLC Interest		10	—
West Coast Wireless Lines LLC	Conferences	LLC Interest		851	851
Working Mother Media, Inc. (6)	Publishing	Senior Debt (7.5%, Due 6/06)	10,452	8,576	8,576
		Class A Preferred Stock (12,497 shares)		12,497	4,192
		Class B Preferred Stock (1 share)		1	—
		Class C Preferred Stock (1 share)		1	—
		Common Stock (510 shares)		1	—
		Guaranty ($834)			
Total Control Investments: Majority-owned (represents 26.1% of total investments at fair value)				311,896	286,850

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Control Investments: Non-majority owned (4):					
ETC Group, LLC (6)	Publishing	Series A LLC Interest		$ 270	$ 123
		Series C LLC Interest		100	—
Fawcette Technical Publications Holding (2)	Publishing	Senior Debt (14.5%, Due 12/06) (12)	$ 13,061	12,545	12,545
		Subordinated Debt (14.8%, Due 12/06)	5,186	4,691	1,137
		Series A Preferred Stock (8,473 shares)		2,569	—
		Common Stock (5,010,379 shares)		—	—
Platinum Wireless, Inc.	Communications	Senior Debt (8.0%, Due 6/06)	389	389	389
		Common Stock (2,937 shares)		4,640	4,505
		Option to purchase Common Stock (expire 12/31/13)		272	98
Total Control Investments: Non-majority-owned (represents 1.7% of total investments at fair value)				25,476	18,797
Total Control Investments: (represents 27.8% of total investments at fair value)				337,372	305,647
Affiliate Investments (3):					
iVerify. US Inc.	Security Alarm	Senior Debt (8.0%, Due 4/06)	75	75	75
		Common Stock (20 shares)		550	—
On Target Media, LLC	Other Media	Senior Debt (10.5%, Due 9/09) (12)	20,000	20,000	20,000
		Subordinated Debt (17.0%, Due 3/10) (12)	11,266	11,266	11,266
		Class A LLC Interest		1,508	2,610
		Class B LLC Interest		—	—
Sunshine Media Delaware, LLC (2)	Publishing	Senior Debt (13.7%, Due 12/07)	12,739	12,205	12,205
		Class A LLC Interest		564	—
		Warrants to purchase Class B LLC interest (expire 1/31/11)		—	—
Total Affiliate Investments (represents 4.2% of total investments at fair value)				46,168	46,156

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Non-Affiliate Investments (less than 5% owned):					
Allen's TV Cable Service, Inc.	Cable	Senior Debt (13.1%, Due 12/12) (12)	$ 7,130	$ 7,130	$ 7,130
		Subordinated Debt (12.6%, Due 12/12) (12)	2,007	2,007	2,007
		Warrants to purchase Common Stock (expire 12/31/15)		—	—
Amerifit Nutrition, Inc. (2)	Drugs	Senior Debt (13.9%, Due 3/10) (12)	6,623	6,623	6,623
Archway Broadcasting Group, LLC	Broadcasting	Senior Debt (11.0%, Due 12/08) (12)	4,900	4,900	4,900
Auto Europe, LLC	Equipment Leasing	Subordinated Debt (11.3%, Due 10/12) (12)	13,500	13,500	13,500
B & H Education, Inc. (2)	Education	Senior Debt (10.5%, Due 3/10) (12)	4,000	4,000	4,000
		Preferred Stock (5,384 shares)		1,060	1,078
Badoud Enterprises, Inc. (2)	Newspaper	Senior Debt (9.7%, Due 9/11)	5,449	5,449	5,449
BLI Holdings, Inc. (2)	Drugs	Subordinated Debt (12.2%, Due 3/10) (12)	10,000	10,000	10,000
Builders First Source, Inc.	Building & Development	Senior Debt (6.2%, Due 8/11) (12)	889	889	894
Cambridge Information Group, Inc. (2)	Information Services	Senior Debt (8.7%, Due 6/07-6/11) (12)	26,825	26,825	26,825
CEI Holdings, Inc.	Cosmetics	Subordinated Debt (11.1%, Due 12/11) (12)	2,377	2,377	2,270
Communications & Power Industries, Inc.	Aerospace & Defense	Senior Debt (6.6%, Due 7/10) (12)	1,778	1,778	1,797
Community Media Group, Inc. (2)	Newspaper	Senior Debt (8.9%, Due 9/10) (12)	22,365	22,365	22,365
Cornerstone Healthcare Group Holding, Inc.	Healthcare	Subordinated Debt (14.0%, Due 7/12) (12)	7,060	7,060	7,060
Country Road Communications LLC (2)	Communications	Subordinated Debt (11.6%, Due 7/13) (12)	13,000	13,000	13,000
Creative Loafing, Inc. (2)	Newspaper	Senior Debt (11.1%, Due 6/10) (12)	19,400	19,400	19,400
Crescent Publishing Company LLC (2)	Newspaper	Senior Debt (14.3%, Due 6/09-6/10) (12)	8,942	8,942	8,942
Cruz Bay Publishing, Inc. (2)	Publishing	Senior Debt (12.1%, Due 12/06) (12)	6,172	6,172	6,172
		Subordinated Debt (20.5%, Due 12/06) (12)	11,417	11,417	11,417
Dayton Parts Holdings, LLC(2)	Vehicle Parts & Supplies	Subordinated Debt (12.5%, Due 6/11)	16,000	16,000	16,000
		Preferred LLC Interest (16,371 units)		602	602
		Class A LLC Interest (10,914 units)		401	401

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
D&B Towers, LLC	Communications	Senior Debt (14.2%, Due 6/08) (12)	$ 5,022	$ 5,022	$ 5,022
dick clark productions, inc.(6)	Broadcasting	Common Stock (235,714 shares)		210	111
		Warrants to purchase Common Stock (expire 7/25/11)		858	1,085
The e-Media Club, LLC (6)	Investment Fund	LLC Interest		89	37
EAS Group, Inc.	Communications Equipment	Subordinated Debt (16.0%, Due 4/11) (12)	10,227	10,227	10,227
Empower IT Holdings, Inc. (2)	Information Services	Senior Debt (11.0%, Due 5/12)	10,000	10,000	10,000
		Subordinated Debt (14.5%, Due 6/12)	5,067	5,067	5,067
Equibrand Holding Corporation(2)	Leisure Activities	Senior Debt (11.5%, Due 3/10-9/10) (12)	4,640	4,640	4,640
		Subordinated Debt (16.0%, Due 3/11) (12)	8,763	8,763	8,763
Flexsol Packaging Corp.	Chemicals/Plastics	Subordinated Debt (10.7%, Due 12/12) (12)	5,000	5,000	5,000
GoldenSource Holdings Inc.(2)	Technology	Senior Debt (9.0%, Due 9/08)	17,000	17,000	17,000
		Warrants to purchase Common Stock (expire 10/31/08)		—	—
The Hillman Group, Inc.	Home Furnishings	Senior Debt (7.7%, Due 3/11) (12)	5,910	5,910	6,010
Home Interiors & Gifts, Inc.	Home Furnishings	Senior Debt (9.4%, Due 3/11) (12)	4,668	4,668	4,290
I-55 Internet Services, Inc. (6)	Communications	Senior Debt (17.5%, Due 12/06)	1,778	1,778	1,539
		Warrants to purchase Common Stock (expire 4/30/10)		366	—
Images.com, Inc.	Information Services	Senior Debt (12.5%, Due 12/07) (12)	2,664	2,664	2,664
Information Today, Inc. (2)	Information Services	Senior Debt (11.0%, Due 9/08) (12)	6,915	6,915	6,915
Instant Web, Inc.	Direct Mail Advertiser	Senior Debt (7.8%, Due 2/11) (12)	4,962	4,962	5,037
Jenzabar, Inc. (2)	Technology	Senior Debt (12.5%, Due 4/09) (12)	12,000	12,000	12,000
		Subordinated Debt (18.0%, Due 4/09-4/12) (12)	7,467	7,467	7,467
		Senior Preferred Stock (5,000 shares)		5,831	5,831
		Subordinated Preferred Stock (109,800 shares)		1,098	1,098
		Warrants to purchase Common Stock (expire 4/30/16)		422	7,630
The Joseph F. Biddle Publishing Company (2)	Newspaper	Senior Debt (7.4%, Due 12/11) (12)	7,225	7,225	7,225

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Jupitermedia Corporation	Information Services	Common Stock (148,373 shares)		$ 2,115	$ 2,084
Managed Health Care Associates, Inc.	Drugs	Senior Debt (10.3%, Due 6/09-6/10) (12)	$ 4,380	4,380	4,380
MD Beauty, Inc	Cosmetics	Subordinated Debt (11.3%, Due 2/13) (12)	9,000	9,000	9,079
MCI Holdings, LLC (2)	Management Consulting Service	Subordinated Debt (12.5%, Due 3/12)	17,102	17,102	17,102
		Class A LLC Interest (4,712,042 units)		3,000	3,000
Metropolitan Telecommunications Holding Company (2) (9)	Communications	Senior Debt (11.6%, Due 6/10-9/10) (12)	22,000	22,000	22,000
		Subordinated Debt (15.5%, Due 12/10) (12)	10,929	10,929	10,929
		Warrants to purchase Common Stock (expire 9/30/13)		1,843	3,897
Michael May	Security Alarm	Senior Debt (12.0%, Due 2/08)	450	450	450
MicroCal Holdings, LLC (2)	Laboratory Instruments	Senior Debt (9.0%, Due 3/10-9/10) (12)	13,900	13,900	13,900
		Subordinated Debt (14.5%, Due 3/11) (12)	9,115	9,115	9,115
MicroDental Laboratories (2)	Healthcare	Senior Debt (9.8%, Due 5/11-11/11) (12)	11,767	11,767	11,767
		Subordinated Debt (15.0%, Due 5/12) (12)	6,113	6,113	6,113
Miles Media Holding, Inc. (2)	Publishing	Senior Debt (10.9%, Due 6/12) (12)	8,287	8,287	8,287
		Subordinated Debt (15.4%, Due 12/12) (12)	4,000	4,000	4,000
		Warrants to purchase Common Stock (expire 6/3/15)		439	837
Monotype Imaging Holdings Corp. (2)	Technology	Senior Debt (8.8%, Due 11/09) (12)	4,850	4,850	4,850
MultiPlan, Inc.	Insurance	Senior Debt (7.0%, Due 3/09) (12)	3,194	3,194	3,234
Nalco Company	Ecological Services	Senior Debt (6.3%, Due 11/10) (12)	4,162	4,162	4,217
National Display Holdings, LLC(2)	Electronics	Senior Debt (9.7%, Due 12/10-12/11)	20,087	20,087	20,087
		Subordinated Debt (15.0%, Due 12/12)	13,000	13,000	13,000
		Class A LLC Interest (1,000,000 units)		1,000	1,000
National Product Services, Inc.	Business Services	Subordinated Debt (14.0%, Due 6/07) (12)	10,225	10,225	10,225
New Century Companies, Inc. (6)	Industrial Equipment	Warrants to purchase Common Stock (expire 6/30/10)		—	—

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
OMP, Inc.	Drugs	Senior Debt (8.3%, Due 1/10-1/11) (12)	$ 7,714	$ 7,714	$ 7,714
PartMiner, Inc. (2)	Information Services	Senior Debt (15.0%, Due 6/09) (12)	5,240	5,240	5,240
Powercom Corporation (2)	Communications	Senior Debt (12.0%, Due 12/06) (12)	1,861	1,861	1,861
		Warrants to purchase Class A Common Stock (expire 6/30/14)		286	341
Quantum Medical Holdings, LLC (2)	Laboratory Instruments	Senior Debt (9.3%, Due 12/10-5/11)	17,535	17,535	17,535
		Subordinated Debt (15.0%, Due 12/11)	10,502	10,502	10,502
		Preferred LLC Interest (1,000,000 units)		1,001	1,001
R.R. Bowker, LLC (2)	Information Services	Senior Debt (11.4%, Due 12/08-12/09) (12)	16,650	16,650	16,650
Republic National Cabinet Corporation	Home Furnishings	Senior Debt (9.2%, Due 6/09) (12)	3,578	3,578	3,578
		Subordinated Debt (13.1%, Due 6/09) (12)	5,000	5,000	5,000
Sagamore Hill Broadcasting, LLC (2)	Broadcasting	Senior Debt (11.9%, Due 11/09) (12)	12,400	12,400	12,400
SCI Holdings, Inc	Communication Services	Subordinated Debt (11.5%, Due 11/12) (12)	7,500	7,500	7,500
Sheridan Healthcare, Inc.	Healthcare	Senior Debt (7.5%, Due 11/10) (12)	2,850	2,850	2,895
Sterigenics International, Inc.	Healthcare	Senior Debt (7.5%, Due 6/11) (12)	4,925	4,925	4,993
Stratford School Holdings, Inc.(2)	Education	Senior Debt (9.5%, Due 6/11) (12)	6,500	6,500	6,500
		Subordinated Debt (14.0%, Due 12/11) (12)	6,651	6,651	6,651
		Preferred Stock (10,000 shares)		1,059	1,059
		Warrants to purchase Common Stock (expire 5/31/15)		67	192
Survey Sampling International, LLC	Research	Senior Debt (7.3%, Due 5/11) (12)	3,911	3,911	3,943
Switch & Data Holdings, Inc.	Business Services	Subordinated Debt (11.6%, Due 4/11) (12)	12,000	12,000	12,000
SXC Health Solutions, Inc. (2)	Technology	Senior Debt (9.0%, Due 12/10) (12)	13,260	13,260	13,260
		Common Stock (1,111,100 shares)		1,235	2,630
Talk America Holdings, Inc. (6)	Communications	Warrants to purchase Common Stock (expire 8/17/06—3/31/07)		25	330

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)

December 31, 2005

Portfolio Company	Industry	Investment (8)	Principal	Cost	Fair Value
Team Express, Inc.	Specialty Retail	Senior Debt (10.7%, Due 12/09-12/10) (12)	$ 13,364	$ 13,364	$ 13,364
		Subordinated Debt (15.0%, Due 6/11) (12)	7,108	7,108	7,108
Teleguam Holdings, LLC	Communications	Subordinated Debt (11.4%, Due 10/12) (12)	20,000	20,000	20,000
Tippmann Sports, LLC	Leisure Goods	Senior Debt (10.3%, Due 6/09) (12)	6,550	6,550	6,550
Total Sleep Holdings, Inc. (2)	Healthcare	Subordinated Debt (14.0%, Due 9/11) (12)	22,220	22,220	22,220
U. S. I. Holdings Corporation	Insurance	Senior Debt (6.7%, Due 8/08) (12)	2,970	2,970	2,982
VS&A-PBI Holding LLC (6)	Publishing	LLC Interest		500	—
VOX Communications Group Holdings, LLC (2)	Broadcasting	Senior Debt (10.8%, Due 12/07-6/10) (12)	10,350	10,350	10,350
		Convertible Preferred	1,062	1,062	1,062
		Subordinated Notes (12.0%, Due 6/15)			
Wicks Business Information, LLC	Publishing	Unsecured Notes (9.3%, Due 2/08)	215	215	215
Wiesner Publishing Company, LLC (2)	Publishing	Warrants to purchase membership interest in LLC (expire 6/30/12)		406	1,723
Wire Rope Corporation of America, Inc.	Industrial Equipment	Senior Debt (11.9%, Due 6/11) (12)	6,000	6,000	6,180
WirelessLines II, Inc.	Communications	Senior Debt (8.0%, Due 4/07)	185	185	185
Total Non-Affiliate Investments (represents 68.0% of total investments at fair value)			—	733,717	745,757
Total Investments				1,117,257	1,097,560
Unearned Income				(9,062)	(9,062)
Total Investments Net of Unearned Income				$ 1,108,195	$1,088,498
Call options written (included in Other Liabilities in the Consolidated Balance Sheets)					
Metropolitan Telecommunications Holding Company (9)	Communications	Call options written		$ 575	$ 575
Total Call Options Written				$ 575	$ 575

See notes to consolidated financial statements

Consolidated Schedule of Investments—*Continued* (in thousands, except share data)
December 31, 2006 and 2005

(1) In August 2006, MCG sold 50.1% of its equity in Crystal Media Network, LLC ("Crystal Media"). As part of the same transaction, Crystal Media's outstanding debt was paid off. At December 31, 2006, MCG had a written call option outstanding on up to a 10% interest in Crystal Media. The option expires January 31, 2008.

(2) Some of the securities listed are issued by affiliate(s) of the listed portfolio company.

(3) Affiliate investments are generally defined under the Investment Company Act of 1940 as companies in which MCG owns at least 5% but not more than 25% of the voting securities of the company.

(4) Non-majority owned control investments are generally defined under the Investment Company Act of 1940 as companies in which MCG owns more than 25% but not more than 50% of the voting securities of the company.

(5) Majority owned investments are generally defined under the Investment Company Act of 1940 as companies in which MCG owns more than 50% of the voting securities of the company.

(6) Non-income producing at the relevant period end.

(7) In January 2005, MCG IH II, Inc., the sole owner of one of the Company's majority-owned controlled portfolio companies, Bridgecom Holdings, Inc., completed a merger with and into BV-BC Acquisition Corporation, a wholly-owned subsidiary of Broadview Networks, Inc. The Company's economic ownership in the new merged entity dropped below 50%; however, the Company retained greater than 50% of the voting control of the merged entity. Accordingly, our investment will continue to be reflected as a majority-owned control portfolio company.

(8) Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by nature of indebtedness for a single issuer. The maturity dates represent the earliest and the latest maturity dates.

(9) In June 2005, MCG granted Metropolitan Telecommunication Holding Company an option to repurchase all of the warrants to purchase their common stock currently held by MCG at a specified price. This option expired on March 31, 2006.

(10) In March 2006, I-55 Internet Services, Inc. merged with XFone, Inc.

(11) In March 2006, a subsidiary of JupiterKagan, Inc., a majority-owned controlled portfolio company, purchased the JupiterResearch division of Jupitermedia Corporation. At December 31, 2005, Kagan Research, LLC was a consolidated subsidiary of MCG.

(12) Some or all of this security has been pledged as collateral in one or more of MCG's credit facilities. See Note 3 to the Consolidated Financial Statements.

(13) In September 2006, Broadview Network Holdings, Inc. ("Broadview") acquired ATX Communications, Inc. ("ATX"). In connection with the acquisition of ATX, MCG converted its Broadview subordinated debt to Broadview preferred stock. See Note 2 to the Consolidated Financial Statements for more detail on the ATX acquisition and its impact on the Company's investment in Broadview.

See notes to consolidated financial statements

NOTE 1—Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

MCG Capital Corporation ("MCG" or the "Company") is a solutions-focused commercial finance company providing capital and advisory services to middle market companies throughout the United States. The Company is a non-diversified internally managed, closed-end investment company that elected to be treated as a business development company under the Investment Company Act of 1940, as amended ("1940 Act").

The accompanying financial statements reflect the consolidated accounts of MCG, including Solutions Capital I, LP, Solutions Capital GP, LLC, and MCG's special purpose financing subsidiaries, MCG Finance I, LLC, MCG Finance II, LLC, MCG Finance III, LLC, MCG Finance IV, LLC, MCG Finance V, LLC, MCG Finance VI, LLC, MCG Finance VII, LLC, and MCG Finance VIII, LLC, with all significant intercompany balances eliminated. In accordance with Article 6 of Regulation S-X under the Securities Act of 1933 and Securities Exchange Act of 1934, the Company does not consolidate portfolio company investments, including those in which it has a controlling interest. Prior to January 1, 2006, Kagan Research, LLC was one of the Company's consolidated subsidiaries. During the first quarter of 2006, Kagan Research, LLC and Jupiter Research, LLC merged to create JupiterKagan, Inc., which is reflected on the Company's schedule of investments.

Use of estimates

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States. This requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Income Recognition

Interest and dividend income

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. When a loan becomes 90 days or more past due, or if MCG otherwise does not expect the customer to be able to service its debt and other obligations, MCG will, as a general matter, place the loan on non-accrual status and cease recognizing interest income on that loan until all principal has been paid. However, MCG may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection.

Dividend income on equity investments that have stated accruing dividend rates is recorded on the accrual basis to the extent that such amounts are expected to be collected. Dividend income on common equity investments is recorded when declared and paid.

Contractual paid-in-kind (PIK) interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. MCG will generally cease accruing PIK if there is insufficient value to support the accrual or it does not expect the customer to be able to pay all principal and interest due.

Loan origination fees are capitalized and then amortized into interest income using the effective interest rate method. In certain loan arrangements, warrants or other equity interests are received from the borrower as additional origination fees. The borrowers granting these interests are typically non-publicly traded companies. MCG records the financial instruments received at fair value as determined by MCG's board of directors. Fair values are determined using various valuation models which estimate the underlying value of the associated entity. These models are then applied to MCG's ownership share considering any discounts for transfer restrictions or other terms which impact the value. Changes in these values are recorded through MCG's statement of operations. Any resulting discount on the loan from recordation of warrant and other equity instruments are accreted into income over the term of the loan.

Other income

Advisory fees and other income is related to advisory and management services, equity structuring fees, prepayment fees, research revenues, bank interest, and other fees. Advisory and management services fees are recognized when earned. Equity structuring fees are recognized as earned, which is generally when the investment transaction closes. Prepayment fees are recognized upon receipt.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

Securitization Transactions

Periodically, MCG transfers pools of loans to bankruptcy remote, special purpose entities for use in securitization transactions. These transfers of loans are treated as secured borrowing financing arrangements in accordance with FASB SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

Cash and Cash Equivalents

Cash and cash equivalents as presented in the balance sheet and the statement of cash flows includes bank checking accounts, highly liquid investments with original maturities of 90 days or less, and interest bearing deposits collateralized by marketable debt securities.

Cash, Securitization Accounts

Cash, securitization accounts includes amounts held in designated bank accounts representing principal and interest payments received on securitized loans or other reserved amounts associated with the Company's securitization facilities. The Company is required to use these amounts to pay interest expense, reduce borrowings, or pay other amounts in accordance with the related securitization agreements.

Cash, Restricted

Cash, restricted includes cash that was received in exchange for the sale of an asset that is currently held in escrow.

Investments

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, "Control Investments" are defined as investments in companies in which MCG owns more than 25% of the voting securities or maintains greater than 50% of the board representation. Under the 1940 Act, "Affiliate Investments" are defined as those non-control investments in companies in which MCG owns between 5% and 25% of the voting securities. Under the 1940 Act, "Non-affiliate Investments" are defined as investments that are neither Control Investments nor Affiliate Investments.

All investments are carried at fair value with any adjustments recorded in the statement of operations as investment gains (losses)—unrealized. The Company determines the value of each investment in its portfolio on a quarterly basis. Value, as defined in Section 2(a)(41) of the Investment Company Act of 1940, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the board of directors. Since there is typically no readily available market value for the investments in the Company's portfolio, the Company values substantially all of its investments at fair value as determined in good faith by the board of directors pursuant to a valuation policy and a consistent valuation process. At December 31, 2006, approximately 95% of the Company's total assets represented investments of which approximately 97% are valued at fair value and approximately 3% are valued at market value based on readily ascertainable public market quotes at December 31, 2006. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments determined in good faith by the board of directors may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. Unlike banks, the Company is not permitted to provide a general reserve for anticipated loan losses. Instead, the Company must determine the fair value of each individual investment on a quarterly basis and record changes in fair value as unrealized appreciation or depreciation on investments in its statement of operations.

As a business development company, the Company invests primarily in illiquid securities including debt and equity securities of private companies. The structure of each debt and equity security is specifically negotiated to enable us to protect our investment and maximize our returns. The Company generally includes many terms governing interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, ownership and corporate governance parameters, dilution parameters, liquidation preferences, voting rights, and put or call rights. In some cases, the Company's loan agreements also allow for increases in the spread to the base index rate if the financial or operational performance of the customer deteriorates or shows negative variances from the customer's business plan and, in some cases, allow for decreases in the spread if financial or operational performance improves or exceeds the customer's plan. The Company's

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that the Company makes and the nature of its business, the Company's valuation process requires an analysis of various factors. The Company's fair value methodology includes the examination of, among other things, the underlying investment performance, financial condition and market changing events that impact valuation.

The Company bases the fair value of its investments on the enterprise value of the portfolio companies in which it invests. The enterprise value is the value at which an enterprise could be sold in a transaction between two willing parties other than through a forced or liquidation sale. Typically, private companies are bought and sold based on multiples of EBITDA, cash flows, net income, revenues, or in limited cases, book value. There is no single methodology for determining enterprise value and for any one portfolio company enterprise value is generally described as a range of values from which a single estimate of enterprise value is derived. In determining the enterprise value of a portfolio company, the Company analyzes the portfolio company's historical and projected financial results. The Company generally prepares discounted cash flow models based on its projections of the future free cash flows of the business and industry derived capital costs. The Company reviews external events, including private mergers and acquisitions, and includes these events in the enterprise valuation process. The Company also uses industry valuation benchmarks and reviews public market comparables. In certain cases, the Company retains independent valuation firms to perform valuations that it considers as part of its determination of portfolio company value. When an external event such as a purchase transaction, public offering, or subsequent debt or equity sale occurs, the pricing indicated by the external event may be used to corroborate the Company's estimate of enterprise value.

For loans and debt securities, if there is adequate enterprise value to support the repayment of the Company's debt then the fair value of its loan or debt security typically corresponds to cost unless the borrower's condition or other factors lead to a determination of fair value at a different amount. The fair value of the Company's equity investments is determined based on various factors including the enterprise value remaining for equity holders after the repayment of the portfolio company's debt and other preference capital, as well as other pertinent factors such as recent offers to purchase a portfolio company, recent sales of the portfolio company's equity securities, recent liquidation events or other events. The investment value is discounted if it is illiquid in nature and/or a minority, non-control position.

During the fourth quarter of 2006, in connection with its process for determining fair value as of December 31, 2006, the Company retained two independent valuation firms to perform independent valuations of certain of its portfolio companies. These valuations were considered by the board of directors in their determination of fair value. The Company intends to continue to utilize independent valuation consultants to obtain additional support in the preparation of our internal valuation analyses each quarter.

Securities that are traded in the over-the-counter market or on a stock exchange generally will be valued at the prevailing bid price on the date of the relevant period end. However, restricted or thinly traded public securities may be valued at discounts from the public market value due to the restrictions on sale.

Debt Issuance Costs

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company's borrowings. These costs are amortized into the consolidated statement of operations as interest expense ratably over the contractual term of the borrowing using the effective interest method.

Share-based Compensation

The Company recognizes share based compensation in accordance with FASB Statement No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R"), which it adopted effective January 1, 2006 using the modified prospective method. Effective January 1, 2006, unearned compensation amounts previously recorded as a separate component of equity on the Company's balance sheet are included in paid-in capital. In accordance with FAS 123R, the Company recognizes compensation cost related to share based awards for which forfeiture provisions are expected to lapse over the requisite service period.

Prior to January 1, 2006, the Company accounted for share based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The adoption of SFAS No. 123R did not impact the Company's net operating income before investment gains and losses, net income, cash flows from operations, cash flows from financing activities, or basic and diluted earnings per share. See Note 9 for further discussion of the Company's share based compensation.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

Income Taxes

The Company currently qualifies as a regulated investment company (a "RIC") for federal income tax purposes, which allows it to avoid paying corporate income taxes on any income or gains that it distributes to its shareholders. The Company has distributed and intends to distribute sufficient dividends to eliminate taxable income. The Company may also be subject to federal excise tax if it does not distribute at least 98% of its investment company taxable income in any calendar year and 98% of its capital gain net income in any calendar year.

The Company has certain wholly owned taxable subsidiaries (the "Taxable Subsidiaries"), each of which holds one or more of the Company's portfolio investments that are listed on the Consolidated Schedule of Investments. The Taxable Subsidiaries are consolidated with the Company for GAAP purposes, such that the Company's consolidated financial statements reflect its investments in the portfolio companies owned by the Taxable Subsidiaries. The purpose of the Taxable Subsidiaries is to permit the Company to hold portfolio companies that are organized as limited liability companies ("LLCs") (or other forms of pass-through entities) and still satisfy the RIC tax requirement that at least 90% of the Company's gross revenue for income tax purposes must consist of investment income. Absent the Taxable Subsidiaries, a proportionate amount of any gross income of an LLC (or other pass-through entity) portfolio investment would flow through directly to the Company. To the extent that such income did not consist of investment income, it could jeopardize the ability of the Company to qualify as a RIC and therefore cause the Company to incur significant amounts of federal income taxes. Where the LLCs (or other pass-through entities) are owned by the Taxable Subsidiaries, however, their income is taxed to the Taxable Subsidiaries and does not flow through to the Company, thereby helping the Company preserve its RIC status and resultant tax advantages. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense as a result of their ownership of the portfolio companies. This income tax expense, if any, is reflected in the Company's Consolidated Statement of Operations.

Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing such net income by the sum of the weighted average number of shares outstanding for the period and the dilutive impact of restricted stock for which forfeiture provisions have not lapsed.

Goodwill

The Company records goodwill in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). As of December 31, 2006 and December 31, 2005, the balance of goodwill was $3,851 and $6,224, respectively, and is included in other assets on the Consolidated Balance Sheets. In accordance with SFAS No. 142, the Company has tested its intangible assets with indefinite lives for impairment and determined that there were no impairments as of those dates.

Reclassifications

Certain prior period information has been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), which replaced SFAS No. 123 and superseded APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123R is effective beginning with the first interim period of the fiscal year beginning after June 15, 2005. MCG adopted SFAS No. 123R effective January 1, 2006. See Note 9, "Share Based Compensation".

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 will be effective as of the last day of the first reporting period beginning after December 15, 2006, which is March 31, 2007.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

The Company has conducted a review of all open tax year's income recognition and expense deduction filing positions and income tax returns filed (federal and state) for determination of any uncertain tax positions that may require recognition of a tax liability. This review encompassed an analysis of all book/tax difference adjustments as well as the timing of income and expense recognition for all tax years still open under the statute of limitations. As a result, the Company has determined that it is more likely than not that each tax position taken on a previously filed return or to be taken on current tax returns will be sustained on examination based on the technical merits of the positions and therefore, no recognition of a tax liability on an uncertain tax position for FIN No. 48 purposes is anticipated.

In September 2006, the FASB issued SFAS No. 157 ("SFAS No. 157"), "Fair Value Measurements." Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective for the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations.

NOTE 2—Investments

The composition of MCG's investments as of December 31, 2006 and 2005, at cost, was as follows, excluding unearned income:

	December 31, 2006		December 31, 2005	
	Investments at Cost	Percentage of Total Porfolio	Investments at Cost	Percentage of Total Portfolio
Secured senior debt	$ 384,490	30.9%	$ 544,449	48.7%
Subordinated debt				
Secured	506,681	40.8	333,080	29.8
Unsecured	25,233	2.0	61,557	5.5
Total debt investments	916,404	73.7	939,086	84.0
Preferred equity	296,942	23.9	146,905	13.1
Common/Common equivalents equity	29,359	2.4	31,266	2.9
Total equity investments	326,301	26.3	178,171	16.0
Total	$1,242,705	100.0%	$1,117,257	100.0%

The composition of MCG's investments as of December 31, 2006 and 2005, at fair value, was as follows, excluding unearned income:

	December 31, 2006		December 31, 2005	
	Investments at Fair Value	Percentage of Total Porfolio	Investments at Fair Value	Percentage of Total Portfolio
Secured senior debt	$ 389,721	31.0%	$ 542,981	49.5%
Subordinated debt				
Secured	494,992	39.3	329,498	30.0
Unsecured	24,666	2.0	61,557	5.6
Total debt investments	909,379	72.3	934,036	85.1
Preferred equity	285,150	22.7	126,664	11.5
Common/Common equivalents equity	63,083	5.0	36,860	3.4
Total equity investments	348,233	27.7	163,524	14.9
Total	$ 1,257,612	100.0%	$1,097,560	100.0%

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

The Company's debt instruments generally provide for a contractual variable interest rate generally ranging from approximately 10% to 16%, a portion of which may be deferred. At December 31, 2006, approximately 64% of loans in the portfolio, based on amounts outstanding at fair value, were at variable rates determined on the basis of a benchmark LIBOR or prime rate and approximately 36% were at fixed rates. In addition, at December 31, 2006, approximately 31% of the loan portfolio has floors of between 1.50% and 3.0% on the LIBOR base index. The Company's loans generally have stated maturities at origination that range from four to eight years. Customers typically pay an origination fee based on a percentage of the commitment amount. They also often pay a fee based on any undrawn commitments.

When one of the Company's loans becomes 90 days or more past due, or if the Company otherwise does not expect the customer to be able to service its debt and other obligations, the Company will, as a general matter, place the loan on non-accrual status and will generally cease recognizing interest income on that loan until all past due principal and interest has been paid or otherwise restructured such that the interest income is determined to be collectible. The Company may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. The following table summarizes our loans greater than 90 days past due and loans on non-accrual status, at fair value, at December 31, 2006 and December 31, 2005:

	December 31, 2006			December 31, 2005		
	Fair Value	% of Loan Portfolio	% of Total Portfolio	Fair Value	% of Loan Portfolio	% of Total Portfolio
Loans greater than 90 days past due						
On non-accrual status	$20,129	2.21%	1.60%	$ 3,218	0.34%	0.29%
Not on non-accrual status	1,798	0.20%	0.14%	13,553	1.45%	1.23%
Total loans greater than 90 days past due	$21,927	2.41%	1.74%	$16,771	1.79%	1.52%
Loans on non-accrual status						
0 to 90 days past due	$15,259	1.68%	1.21%	$ 9,522	1.02%	0.87%
Greater than 90 days past due	20,129	2.21%	1.60%	3,218	0.34%	0.29%
Total loans on non-accrual status	$35,388	3.89%	2.81%	$12,740	1.36%	1.16%
Loans on non-accrual status or greater than 90 days past due	$37,186	4.09%	2.95%	$26,293	2.81%	2.39%

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

Set forth below are tables showing the composition of MCG's portfolio by industry (excluding unearned income) at cost and fair value as of December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005	
	Investments at Cost	Percentage of Total Portfolio	Investments at Cost(a)	Percentage of Total Portfolio(a)
Telecommunications—CLECs (competitive local exchange carriers)	$ 280,394	22.6%	$ 221,433	19.8%
Other Communications	81,605	6.6	71,725	6.4
Healthcare	106,967	8.6	89,532	8.0
Newspaper	89,760	7.2	112,645	10.1
Publishing	71,623	5.8	86,307	7.7
Laboratory Instruments	57,868	4.6	52,053	4.7
Plastic Products	57,052	4.6	—	—
Home Furnishings	53,696	4.3	19,156	1.7
Business Services	51,765	4.2	22,225	2.0
Information Services	48,379	3.9	75,476	6.8
Cable	38,711	3.1	33,275	3.0
Broadcasting	38,440	3.1	36,859	3.3
DVD Rental	28,567	2.3	—	—
Sporting Goods	26,920	2.2	—	—
Education	26,740	2.1	19,337	1.7
Electronics	24,682	2.0	34,087	3.0
Other Media	22,497	1.8	32,774	2.9
Food Services	21,204	1.7	—	—
Technology	19,430	1.6	58,895	5.3
Retail	19,158	1.5	20,472	1.8
Auto Parts	16,997	1.4	17,003	1.5
Drugs	15,569	1.2	28,717	2.6
Leisure Activities	14,314	1.2	13,403	1.2
Photographic Studio	12,897	1.0	—	—
Cosmetics	6,755	0.5	11,377	1.0
Car Rental	—	—	13,500	1.2
Other(b)	10,715	0.9	47,006	4.3
	$1,242,705	100.0%	$1,117,257	100.0%

(a) Certain amounts have been reclassified into different industries to conform to the current period industry classification.
(b) No individual industry within this category exceeds 1%.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

	December 31, 2006		December 31, 2005	
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value(a)	Percentage of Total Portfolio(a)
Telecommunications—CLECs (competitive local exchange carriers)	$ 274,108	21.8%	$ 213,379	19.4%
Other Communications	83,988	6.7	68,846	6.3
Healthcare	106,519	8.5	91,040	8.4
Newspaper	90,640	7.2	112,826	10.3
Publishing	68,020	5.4	72,280	6.6
Laboratory Instruments	58,402	4.6	52,052	4.7
Plastic Products	57,052	4.5	—	—
Home Furnishings	52,512	4.2	18,878	1.7
Business Services	51,230	4.1	22,225	2.1
Information Services	47,440	3.8	75,444	6.9
Broadcasting	39,851	3.2	31,953	2.9
Cable	38,711	3.1	33,275	3.0
Technology	36,188	2.9	66,103	6.0
Education	30,987	2.5	19,479	1.8
DVD Rental	28,567	2.3	—	—
Sporting Goods	26,920	2.1	—	—
Electronics	24,834	2.0	34,087	3.1
Other Media	24,110	1.9	33,876	3.1
Food Services	21,204	1.7	—	—
Retail	19,353	1.5	20,472	1.9
Auto Parts	17,198	1.4	17,003	1.5
Drugs	15,569	1.2	28,717	2.6
Leisure Activities	14,314	1.1	13,403	1.2
Photographic Studio	12,897	1.0	—	—
Cosmetics	6,272	0.5	11,349	1.0
Car Rental	—	—	13,500	1.2
Other(b)	10,726	0.8	47,373	4.3
	$1,257,612	100.0%	$1,097,560	100.0%

(a) Certain amounts have been reclassified into different industries to conform to the current period industry classification.

(b) No individual industry within this category exceeds 1%.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

NOTE 3—Borrowings

The following is a summary of the borrowings for the years ended December 31, 2006, and 2005:

	December 31, 2006		December 31, 2005	
	Facility amount	Amount outstanding	Facility amount	Amount outstanding
Unsecured Notes	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Commercial Loan Trust 2005-2	—	—	250,000	159,181
Commercial Loan Trust 2006-2	200,000	84,040	—	—
Commercial Loan Funding Trust Facility	250,000	83,943	250,000	160,000
Term Securitizations				
Series 2004-1 Class A-1 Asset Backed Bonds	—	—	81,138	81,138
Series 2004-1 Class A-2 Asset Backed Bonds	—	—	31,500	31,500
Series 2004-1 Class B Asset Backed Bonds	—	—	43,500	43,500
Series 2004-1 Class C Asset Backed Bonds	—	—	15,800	15,800
Series 2006-1 Class A-1 Notes	106,250	106,250	—	—
Series 2006-1 Class A-2 Notes	50,000	11,400	—	—
Series 2006-1 Class A-3 Notes	85,000	35,000	—	—
Series 2006-1 Class B Notes	58,750	58,750	—	—
Series 2006-1 Class C Notes	45,000	45,000	—	—
Series 2006-1 Class D Notes	47,500	47,500	—	—
Revolving Unsecured Credit Facility	100,000	—	50,000	—
Total	$992,500	$521,883	$771,938	$541,119

All of the Company's debt facilities, except the Revolving Unsecured Credit Facility and the Unsecured Notes, are funded through the Company's bankruptcy remote, special purpose, wholly owned subsidiaries and, therefore, the assets of these subsidiaries may not be available to the Company's creditors. In some cases, advances under the Company's debt facilities are subject to certain other covenants, including having sufficient levels of collateral and various restrictions on which loans the Company may leverage as collateral. The Company borrows directly as well as indirectly through credit facilities maintained by its subsidiaries.

Unsecured Notes. On October 11, 2005, the Company issued $50,000 of investment grade five-year unsecured notes in a private placement. The notes were rated "BBB-" by Fitch Ratings, Inc. and have a fixed interest rate of 6.73% per year payable semi-annually. Bayerische Hypo-Und Vereinsbank, AG, New York Branch ("HVB") acted as the placement agent for the issuance.

Commercial Loan Trust 2006-2. On May 2, 2006 the Company established, through MCG Commercial Loan Trust 2006-2, a $200,000 warehouse credit facility with Merrill Lynch Capital Corp. The warehouse credit facility allows MCG Commercial Loan Trust 2006-2 to acquire up to $250,000 of commercial loans with borrowings of up to $200,000 subject to certain covenants, concentration limitations and other restrictions. The warehouse credit facility is primarily secured by the assets of MCG Commercial Loan Trust 2006-2, including the commercial loans purchased by the trust from the Company. Under the terms of the credit and warehouse agreement, the loans may be senior secured loans, second lien loans or unsecured loans, as defined in the agreement, subject to certain limitations. Up to 60% of the collateral in this warehouse facility may be non-senior secured loans, and the remaining 40% must be senior secured loans.

The Company uses this facility to fund the origination of loans that will collateralize a future term securitization. Advances under the facility, equal to 80% of the value of commercial loans purchased by the trust, bear interest based on LIBOR plus 0.75% and interest is payable monthly. The facility is scheduled to terminate on the earlier of November 30, 2007 or the completion of a term securitization and may be extended under certain circumstances. As of December 31, 2006 the Company had $84,040 outstanding under this facility.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

MCG Commercial Loan Funding Trust. On November 10, 2004, the Company established, through MCG Commercial Loan Funding Trust, a $150,000 warehouse financing facility funded through Three Pillars Funding LLC, an asset-backed commercial paper conduit administered by SunTrust Capital Markets, Inc. The warehouse financing facility operates like a revolving credit facility that is primarily secured by the assets of MCG Commercial Loan Funding Trust, including commercial loans sold by the Company to the trust. The pool of commercial loans in the trust must meet certain requirements, including, but not limited to, term, average life, investment rating, agency rating and industry diversity requirements. There are also certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs. Such limitations, requirements, and associated defined terms are as provided for in the documents governing the facility. Through July 29, 2005, advances under the facility bore interest based on a commercial paper rate plus 1.15%.

On July 29, 2005, the Company amended the MCG Commercial Loan Funding Trust facility. Pursuant to this amendment, the total facility amount was increased from $150,000 to $250,000, the interest rate was changed from commercial paper rate plus 1.15% to commercial paper rate plus 0.95%, the concentration criteria were modified to allow, among other things, for an increase in the allowable percentage of certain secured subordinated loans in the collateral pool from 25% to 35%, and other minor modifications were made. On April 17, 2006 the Company again amended this facility to allow, among other things, for an increase in the allowable percentage of certain secured subordinated loans in the collateral pool from 35% to 50% and the inclusion of additional industry segments. The facility is scheduled to terminate on November 7, 2007, but is subject to annual renewal and may be extended under certain circumstances. During July 2006, the facility was renewed until July 27, 2007. As of December 31, 2006, the Company had $83,943 outstanding under this credit facility. See "Note 13 – Subsequent Events" for further discussion.

Commercial Loan Trust 2006-1. On April 18, 2006, the Company completed a $500,000 debt securitization through MCG Commercial Loan Trust 2006-1, its wholly owned subsidiary. The 2006-1 Trust issued $106,250 of Class A-1 Notes rated AAA / Aaa, $50,000 of Class A-2 Notes rated AAA / Aaa, $85,000 of Class A-3 Notes rated AAA / Aaa, $58,750 of Class B Notes rated AA / Aa2, $45,000 of Class C Notes rated A / A2 and $47,500 of Class D Notes rated BBB / Baa2 as rated by Moody's and S&P, respectively. The Series 2006-1 Class A-1 Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes and Class D Notes bear interest of LIBOR plus 0.33%, 0.35%, 0.33%, 0.58%, 1.05% and 2.25%, respectively.

The Company retains all of the equity in the securitization. The securitization includes a reinvestment period of five years, during which principal collections received on the underlying collateral may be used to purchase new collateral from the Company. Under the terms of the securitization, up to 55% of the collateral may be non-senior secured commercial loans and the remaining 45% must be senior secured commercial loans.

The Class A-1, Class B, Class C and Class D Notes are term notes. The Class A-2 Notes are a revolving class of secured notes and have a revolving period of five years. The Class A-3 Notes are a delayed draw class of secured notes and are required to be drawn by April 2007. All of the notes are secured by the assets of MCG Commercial Loan Trust 2006-1, including commercial loans totaling $408,562 as of December 31, 2006, which were purchased by the trust from the Company. Additional commercial loans will be purchased by the trust from the Company primarily using the proceeds from the Class A-3 delayed draw notes and the Class A-2 revolving notes. The pool of commercial loans in the trust must meet certain requirements, including, but not limited to, asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements. As of December 31, 2006, a total of $303,900 of these notes were outstanding.

Revolving Unsecured Credit Facility. This facility was established on September 20, 2005 as a result of an amendment to the Company's Senior Secured Credit facility with Bayerische Hypo-Und Vereinsbank, AG, New York Branch ("HVB"). Pursuant to that amendment the facility was no longer secured by the Company's assets and was committed up to $50,000. On June 19, 2006, the Company made a second amendment to this facility. Pursuant to this amendment, the aggregate revolving commitment amount under this credit facility was increased from $50,000 to $60,000, the maturity date was extended from September 19, 2006 to June 18, 2007, and an additional lender was added to this facility. Other minor modifications were also made to this facility. HVB maintained its $50,000 commitment, and the additional $10,000 was committed by Chevy Chase Bank. On August 7, 2006, the Company again amended this facility. Pursuant to this amendment, the aggregate revolving commitment amount under this credit facility was increased from $60,000 to $75,000, and an additional lender was added to this facility. HVB and Chevy Chase Bank maintained their $50,000

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

and $10,000 commitments, respectively, and the additional $15,000 was committed by Sovereign Bank. On November 29, 2006, the Company again amended this facility. Pursuant to this amendment, the aggregate revolving commitment amount under this credit facility was increased from $75,000 to $100,000, and an additional lender was added to this facility. HVB, Chevy Chase Bank, and Sovereign Bank maintained their $50,000, $10,000, and $15,000 commitments, respectively, and the additional $25,000 was committed by Royal Bank of Canada.

This credit facility is unsecured and is committed up to $100,000 on a revolving basis. In addition, this Revolving Unsecured Credit Facility allows for additional lenders with HVB acting as the agent. Advances under this credit facility bear interest at LIBOR plus 2.00% or the prime rate plus 0.50%, and there is a commitment fee of 0.25% per annum on undrawn amounts. The credit facility contains customary terms and conditions, including, without limitation, affirmative and negative covenants such as information reporting, minimum stockholders' equity, minimum asset coverage ratio, and minimum cash net investment income. The credit facility also contains customary events of default with customary cure and notice, including, without limitation, nonpayment, misrepresentation in a material respect, breach of covenant, cross-default to other indebtedness, bankruptcy, change of control, change of management, and material adverse change. As of December 31, 2006, the Company had no amounts outstanding under this credit facility.

Commercial Loan Trust 2005-2. On June 9, 2005, the Company established, through MCG Commercial Loan Trust 2005-2, a $250,000 warehouse credit facility with Merrill Lynch Capital Corp. On April 18, 2006, this facility terminated in connection with the Company's Term Securitization 2006-1. The warehouse credit facility allowed MCG Commercial Loan Trust 2005-2 to borrow up to $250,000 subject to certain covenants, concentration limitations and other restrictions. The warehouse credit facility was primarily secured by the assets of MCG Commercial Loan Trust 2005-2, including cash and commercial loans transferred by us to the trust. Under the terms of the credit and warehouse agreement, the loans could be senior secured loans, second lien loans or unsecured loans, as defined in the agreement, subject to certain limitations, including the requirement that at least 50% of the overall warehouse facility amount be senior secured commercial loans. Advances under the facility bore interest based on LIBOR plus 0.75% and interest was payable monthly.

Term Securitization 2004-1. On September 30, 2004, the Company established MCG Commercial Loan Trust 2004-1 (the "2004-1 Trust"), which issued three classes of series 2004-1 Notes. The facility was structured to hold up to $397,700 of loans. The facility was secured by all of the 2004-1 Trust's commercial loans and cash in securitization accounts, which totaled approximately $228,047 as of December 31, 2005. On July 20, 2006, the Company repaid the 2004-1 Notes using approximately $61,868 of cash from the Commercial Loan Trust 2004-1 and its Commercial Loan Trust 2006-1 securitization and $15,000 of new borrowings from its Commercial Loan Trust 2006-1 securitization. This facility was scheduled to terminate July 20, 2016 or sooner upon the full repayment of the Class A-1, Class A-2, Class B and Class C Notes.

The 2004-1 Trust issued $250,500 of Class A-1 Notes rated Aaa/AAA, $31,500 of Class A-2 Notes rated Aa1/AAA, $43,500 of Class B Notes rated A2/A and $15,800 of Class C Notes rated Baa2/BBB as rated by Moody's and Fitch, respectively. On June 1, 2005, the Company sold the Class C securities, which had previously been retained by the Company. The Series 2004-1 Class A-1 Notes, Class A-2 Notes, Class B Notes and Class C Notes bore interest of LIBOR plus 0.43%, 0.65%, 1.30%, and 2.50%, respectively.

Borrowing repayments based on the contractual principal collections of the loans which comprise the collateral would be:

2007	$ 167,983
2008	—
2009	—
2010	50,000
2011 and thereafter	303,900
Total	$ 521,883

Actual repayments could differ significantly due to prepayments by our borrowers and modifications of our borrowers' existing loan agreements.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

Borrowings outstanding, by interest rate benchmark, as of December 31, 2006 and December 31, 2005 were as follows:

	December 31, 2006	December 31, 2005
90-day LIBOR	$387,940	$ 331,119
Commercial paper rate	83,943	160,000
Fixed Rate	50,000	50,000
	$521,883	$ 541,119

NOTE 4—Capital Stock

MCG has one class of common stock and one class of preferred stock authorized. The Company's board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, voting powers, preferences, and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof subject to the 1940 Act.

In 2006, MCG raised $68,642 of net proceeds by selling 4,600 shares of newly issued common stock. In 2005, MCG raised $117,015 of net proceeds by selling 8,030 shares of newly issued common stock.

The following table summarizes MCG's distributions declared since January 1, 2005:

Date Declared	Record Date	Payment Date	Amount
February 15, 2007	March 15, 2007	April 27, 2007	$0.44
October 26, 2006	November 22, 2006	January 30, 2007	0.42
July 27, 2006	August 24, 2006	October 30, 2006	0.42
April 27, 2006	May 25, 2006	July 28, 2006	0.42
February 16, 2006	March 16, 2006	April 27, 2006	0.42
October 26, 2005	November 23, 2005	January 30, 2006	0.42
July 27, 2005	August 25, 2005	October 28, 2005	0.42
April 27, 2005	May 26, 2005	July 28, 2005	0.42
February 23, 2005	March 14, 2005	April 28, 2005	0.42

A return of capital for federal income tax purposes, which MCG calls a tax return of capital, of $0.67 per share, $0.22 per share and $0.53 per share occurred with respect to the fiscal years ended December 31, 2006, 2005 and 2004, respectively. Each year a statement on Form 1099-DIV identifying the source of the dividend (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) is mailed to MCG's stockholders. To the extent MCG's taxable earnings fall below the total amount of MCG's distributions for that fiscal year, a portion of those distributions may be deemed a tax return of capital to MCG's stockholders. See "Note 6 – Income Taxes" for further discussion.

NOTE 5—Employee Benefit Plans

MCG sponsors a contributory savings plan ("The Plan"). The Plan allows all full-time and part-time employees who work at least one thousand hours per year to participate beginning on the first day of the calendar quarter following an employee's date of hire. MCG matches a portion of the contribution made by employees, which is based upon a percent of defined compensation, to the savings plan. Expenses related to the Plan were $236, $265, and $692 for the years ended December 31, 2006, 2005, and 2004, respectively.

MCG has created a deferred compensation plan for certain executives that allows them to defer a portion of their salary and bonuses to an unfunded deferred compensation plan managed by MCG. Contributions to the plan earn interest at a rate of 2.00% over MCG's internal cost of funds rate, as defined by the plan. Expenses related to the Plan were $46, $56, and $35 for the years ended December 31, 2006, 2005, and 2004, respectively.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

NOTE 6—Income Taxes

Through December 31, 2001 the Company was taxed under Subchapter C of the Internal Revenue Code. Effective January 1, 2002 the Company elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code. The Company's taxable income therefore generally will not be subject to Federal taxation to the extent such taxable income is distributed to stockholders and the Company annually meets certain qualification and minimum distribution requirements. During the year ended December 31, 2006, the Company recorded a tax provision of approximately $2,712. This tax provision is primarily related to unrealized gains on the Company's investments.

Deferred income taxes subsequent to conversion to a business development company reflect taxes on built-in gains on equity investments, which amounted to $377, $377, and $989 at December 31, 2006, 2005, and 2004, respectively.

The tax cost basis of the Company's investments as of December 31, 2006, 2005, and 2004 approximates the book cost basis. In addition, the components of stockholders' equity on a tax basis are not materially different from components of stockholders' equity on a book basis for the years ended December 31, 2006, 2005, and 2004.

For income tax purposes, distributions paid to shareholders are reported as ordinary income, return of capital, capital gains, or a combination thereof. Distributions paid per common share for the years ended December 31, 2006, 2005, and 2004 were taxable as follows:

	2006		2005		2004	
Dividends declared during the year	$ 1.68		$ 1.68		$ 1.68	
Dividends declared in 2003 but treated as taxable in 2004 as required by the Internal Revenue Code	—		—		0.42	
Dividends declared in 2004 but treated as taxable in 2005 as required by the Internal Revenue Code	—		0.42		(0.42)	
Dividends declared in 2005 but treated as taxable in 2006 as required by the Internal Revenue Code	0.42		(0.42)		—	
Dividends declared in 2006 but treated as taxable in 2007 as required by the Internal Revenue Code	(0.42)		—		—	
Dividends paid for tax purposes	$ 1.68		$ 1.68		$ 1.68	
Ordinary income (a)	1.01	60.1%	1.31	78.0%	1.09	64.6%
Capital gains (a)	—	—	0.15	9.0	0.06	3.7
Return of capital (b)	0.67	39.9	0.22	13.0	0.53	31.7
Total reported on tax Form 1099-DIV	$ 1.68	100.0%	$ 1.68	100.0%	$ 1.68	100.0%

(a) For 2006, 2005 and 2004, ordinary income is reported on Form 1099-DIV as either qualified or non-qualified and capital gains are reported on Form 1099-DIV in various sub-categories which have differing tax treatments to shareholders. Those subcategories have not been shown here.

(b) Return of capital refers to those amounts reported as nontaxable distributions on Form 1099-DIV.

On a tax basis, distributions to stockholders in 2006 were $53,020 of ordinary income and $35,204 of return of capital, and in 2005 were $61,582 of ordinary income, $7,136 of capital gain, and $10,221 of return of capital.

The following table is a reconciliation of GAAP net income to taxable net income for the years ended December 31, 2006 and 2005:

(dollars in thousands)	2006	2005
Net income	$ 100,949	$ 68,193
Net loss of subsidiary not consolidated for tax purposes	—	1,744
Net change in unrealized (appreciation) depreciation on investments not taxable until realized	(34,604)	1,343
Timing difference related to deductibility of long-term incentive compensation	2,468	3,262
Interest income on nonaccrual loans that is taxable	3,612	2,437
Dividend income accrued for GAAP purposes which is not yet taxable	(21,612)	(6,516)
Federal tax expense	2,661	(595)
Other, net	(93)	(2,594)
Taxable income before deductions for distributions	$ 53,381	$ 67,274

NOTE 7—Commitments and Contingencies

MCG is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of customers. These instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. MCG attempts to limit its credit risk by conducting extensive due diligence and obtaining collateral where appropriate.

Commitments to extend credit include the unused portions of commitments that obligate the Company to extend credit in the form of loans, participations in loans or similar transactions. Commitments to extend credit would also include loan proceeds the Company is obligated to advance, such as loan draws, rotating or revolving credit arrangements, or similar transactions. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the counterparty. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The balance of unused commitments to extend credit was $71,581 and $37,330 at December 31, 2006 and 2005, respectively. The estimated fair value of these commitments reflects the amount MCG would have to pay a counterparty to assume these obligations and was $358 and $187 at December 31, 2006 and 2005, respectively. These amounts were estimated as the amount of fees currently charged to enter into similar agreements, taking into account the present creditworthiness of the counterparties.

From time to time, the Company provides guarantees or standby letters of credit on behalf of its portfolio companies. As of December 31, 2006 and 2005, the Company had guarantees and standby letters of credit of approximately $9,480 and $10,226, respectively.

Certain premises are leased under agreements which expire at various dates through 2013. Total rent expense amounted to $1,541, $1,758, and $1,725 during the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum rental commitments as of December 31, 2006 for all non-cancelable operating leases with initial or remaining terms of one year or more were as follows:

2007	$ 1,607
2008	1,939
2009	2,004
2010	2,070
2011 and thereafter	4,070
Total	$ 11,690

The Company is also a party to certain legal proceedings incidental to the normal course of its business including the enforcement of its rights under contracts with its portfolio companies. While the outcome of these legal proceedings cannot at this time be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon the Company's financial condition or results of operations.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

NOTE 8—Concentrations of Credit Risk

At December 31, 2006, the Company's ten largest customers represented approximately 41.3% of the total fair value of the Company's investments and accounted for approximately 37.5% of the Company's operating income during the year ended December 31, 2006. At December 31, 2006, approximately 28.5% of the Company's portfolio at fair value was invested in companies in the communications industry, of which 21.8% were in competitive local exchange carriers, or CLECs. The Company's two largest customers, Broadview Networks Holdings, Inc. ("Broadview") and Cleartel Communications, Inc. ("Cleartel") are CLEC's. The Company's remaining investments in the communications industry include telecommunications tower companies, rural local exchange carriers, Internet service providers, wireless companies and security alarm companies.

At December 31, 2006, the Company holds preferred stock in Broadview which had an aggregate fair value of $159,762. The preferred stock is convertible into common stock and represents a 58% ownership of the preferred stock and a 52% ownership interest on an as-if converted basis. As of December 31, 2006, the Company's preferred stock investment entitles it to aggregate claims of approximately $237,685, prior to any claims by Broadview common shareholders. The Company is also entitled to accumulating dividends on its preferred stock investment, which accumulate and compound quarterly at an annual rate of 12% on $237,685. On September 29, 2006, Broadview completed the acquisition of ATX, an integrated communications provider serving business customers in the Mid-Atlantic region. Broadview financed the ATX acquisition using a portion of the proceeds from a $210.0 million offering of 11 3/8% Senior Secured Notes due 2012, which were offered through Rule 144A under the Securities Act of 1933, as amended (the "Bond Offering"). Any amounts outstanding on the Bond Offering and Broadview's $25,000 revolving credit facility from a third party, which Broadview also obtained during the third quarter of 2006, are payable prior to any payments of preferred claims. At December 31, 2006, the Company did not hold any debt investments in Broadview.

At December 31, 2006, the Company's Broadview investment represented approximately 12.7% of the fair value of its total investments compared to 8.7% of the fair value of its total investments at December 31, 2005. Additionally, the Company's investment in Broadview accounted for $22,345, or 14.5%, of its total operating income for the year ended December 31, 2006, compared to $17,460, or 14.6%, of its total operating income for the year ended December 31, 2005.

At December 31, 2006, the Company's Cleartel investment represented approximately 5.8% of the fair value of its total investments compared to 7.2% of the fair value of its total investments at December 31, 2005. Additionally, the Company's investment in Cleartel accounted for $7,473, or 4.8%, of its total operating income for the year ended December 31, 2006, compared to $3,681, or 3.1%, of its total operating income for the year ended December 31, 2005.

NOTE 9—Share Based Compensation

Prior to January 1, 2006, the Company accounted for share based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2006, the Company adopted the FASB Statement No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") using the modified prospective method. The adoption of SFAS No. 123R did not impact the Company's net operating income before investment gains and losses, net income, cash flows from operations, cash flows from financing activities, or basic and diluted earnings per share. Effective January 1, 2006, unearned compensation amounts previously recorded as a separate component of equity on the Company's balance sheet are included in paid-in capital.

In accordance with FAS 123R, the Company recognizes compensation cost related to share based awards for which forfeiture provisions are expected to lapse. The Company uses its historical forfeiture rate as a basis for its estimate of awards for which forfeiture provisions will lapse. The grant date is generally the date on which MCG and the employee reach a mutual understanding of the key terms and conditions of a share based award. The grant date fair value of the restricted share awards is based on the closing price of the Company's common stock as reported on the NASDAQ Global Select Market on that date. For those awards subject to service conditions, the Company uses the straight line method over the entire service period. During June 2006, the 2006 Employee Restricted Stock Plan ("2006 Plan") was approved by the Company's shareholders. The Company may issue up to 3,500 shares under the 2006 Plan. Awards granted under the 2006 Plan may be subject to service, performance, or market conditions as specified in the award agreements.

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

In 2001, MCG terminated its stock option plan and the option grants made thereunder. In connection with the termination of its stock option plan, MCG issued approximately 1,540 shares of restricted stock, for which forfeiture provisions have not lapsed with respect to approximately 206 as of December 31, 2005. During 2006, the Company granted 483 restricted shares under the 2006 Plan. Of these 483 restricted shares, forfeiture provisions lapsed with respect to 83 immediately upon issuance, and forfeiture provisions will lapse with respect to 300 on a quarterly basis from December 31, 2006 through December 31, 2009, subject to service conditions of continued employment with the Company, while forfeiture provisions will lapse with respect to the other 100 annually on September 1, 2007 and September 1, 2008, subject to service conditions of continued employment with the Company.

During the years ended December 31, 2006 and 2005, the Company recognized compensation expense related to share-based awards in the amount of $4,514 and $6,523, respectively. Included in this amount are dividends of approximately $1,045 and $2,102 that were paid on shares securing non-recourse employee loans. At December 31, 2006, all the restricted share awards for which forfeiture provisions have not lapsed carried non-forfeitable dividend rights to the holder of the restricted shares. Dividends paid on restricted shares for which forfeiture provisions are expected to lapse are charged to retained earnings while dividends paid on restricted shares for which forfeiture provisions are not expected to lapse are charged to compensation expense. During the year ended December 31, 2006, no dividends paid on restricted stock for which forfeiture provisions have not lapsed were charged to compensation expense as forfeiture provisions are expected to lapse with respect to all such shares. At December 31, 2006, total unrecognized compensation cost related to restricted stock granted to employees was approximately $6,589 and is expected to be recognized over a weighted average remaining requisite service period of approximately 2.4 years.

Additionally, pursuant to employment agreements with certain executives dated September 18, 2006, the Company will grant to these executives 200 restricted shares, under the 2006 Plan, that will be subject to both service and performance conditions. Forfeiture provisions will lapse with respect to these 200 restricted shares annually each February 28 from 2007 to 2010. As of December 31, 2006, these 200 shares are not yet considered granted under FAS 123R because the performance conditions had not yet been established. Therefore, the Company has not recorded any compensation expense related to these 200 shares. See "Note 13 – Subsequent Events" for additional discussion regarding the 200 restricted shares with performance conditions and for additional discussion of share based compensation.

Non-Employee Director Share Based Compensation

During June 2006, the 2006 Non-Employee Director Restricted Stock Plan ("2006 Non-Employee Plan") was approved by the Company's shareholders. The Company may issue up to 100 shares under the 2006 Non-Employee Plan. During the year ended December 31, 2006, the Company granted 25 restricted shares under the 2006 Non-Employee Plan to certain non-employee directors. Forfeiture provisions will lapse with respect to these restricted shares annually each March 31 from 2007 to 2009. This compensation cost is considered part of the general compensation to these non-employee directors and, therefore, is included as a component of general and administrative expenses on the Company's Consolidated Statement of Operations for the year ended December 31, 2006. At December 31, 2006, total unrecognized compensation cost related to restricted stock granted to non-employee directors was approximately $400 and is expected to be recognized over a weighted average remaining requisite service period of approximately 2.2 years.

The following table summarizes the Company's restricted stock award activity during the year ended December 31, 2006:

	Shares	Weighted Average Grant Date Fair Value per Share
Subject to forfeiture provisions at December 31, 2005	206	$17.01
Granted	508	16.83
Not subject to forfeiture provisions	(256)	17.56
Forfeited	—	—
Subject to forfeiture provisions at December 31, 2006	458	$16.50

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

NOTE 10—Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2006, 2005, and 2004:

	Year Ended December 31,		
	2006	2005	2004
Basic			
Net income	$100,949	$68,193	$47,647
Weighted average common shares outstanding	54,227	48,109	41,244
Earnings per common share-basic	$ 1.86	$ 1.42	$ 1.16
Diluted			
Net income	$100,949	$68,193	$47,647
Weighted average common shares outstanding	54,227	48,109	41,244
Dilutive effect of stock options and restricted stock on which forfeiture provisions have not lapsed	37	22	54
Weighted average common shares and common stock equivalents	54,264	48,131	41,298
Earnings per common share-diluted	$ 1.86	$ 1.42	$ 1.15

For purposes of calculating earnings per common share, shares of restricted common stock for which forfeiture provisions have not lapsed and are solely based on passage of time are included in diluted earnings per common share based on the treasury stock method. Shares of restricted common stock for which forfeiture provisions have not lapsed and are based on performance criteria are included in diluted earnings per common share when it becomes probable such criteria will be met and is calculated using the treasury stock method.

NOTE 11—Selected Quarterly Data (Unaudited)

The following tables set forth certain quarterly financial information for each of the eight quarters ended with the quarter ended December 31, 2006. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	2006			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Operating income	$37,637	$35,270	$40,864	$40,622
Net operating income before investment gains and losses	20,764	18,885	20,064	23,931
Net income	26,402	22,910	22,116	29,521
Earnings per common share—basic and diluted	$ 0.50	$ 0.43	$ 0.42	$ 0.52

	2005			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4
Operating income	$ 28,115	$ 30,158	$ 28,374	$ 32,898
Net operating income before investment gains and losses	14,491	16,430	12,887	16,707
Net income	13,058	19,880	16,695	18,560
Earnings per common share—basic and diluted	$ 0.29	$ 0.42	$ 0.34	$ 0.37

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

NOTE 12—Financial Highlights

Following is a schedule of financial highlights for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data:					
Net asset value at beginning of period (a)	$ 12.48	$ 12.22	$ 11.98	$ 11.56	$ 12.46
Net operating income before investment gains and losses (b)	1.54	1.26	1.10	1.45	1.57
Net realized (losses) gains on investments (b)	(0.27)	0.19	(0.20)	(0.60)	(0.34)
Net change in unrealized appreciation (depreciation) on investments (b)	0.64	(0.03)	0.26	0.43	(1.12)
Provision for income taxes on investment gains	(0.05)				
Net income	1.86	1.42	1.16	1.28	0.11
Distributions from net investment income	(1.01)	(1.27)	(1.15)	(1.40)	(1.76)
Distributions from capital gains	—	(0.19)	—	—	—
Distributions from return of capital	(0.67)	(0.22)	(0.53)	(0.25)	—
Effect on distributions of stock offerings after record dates (c)	0.12	0.16	0.10	0.23	0.08
Effect of distributions recorded as compensation expense (b)	0.02	0.04	0.06	0.06	0.09
Net decrease in stockholders' equity resulting from distributions	(1.54)	(1.48)	(1.52)	(1.36)	(1.59)
Net increase in shareholders' equity resulting from reduction in employee loans	0.05	0.02	0.01	0.01	0.03
Issuance of shares	2.45	2.35	3.13	3.06	4.29
Dilutive effect of share issuances, issuance of restricted stock and restricted stock subject to forfeiture provisions (d)	(2.54)	(2.14)	(2.77)	(2.68)	(3.88)
Net increase in stockholders' equity from restricted stock amortization (b)	0.07	0.09	0.23	0.11	0.14
Net increase in stockholders' equity relating to share issuances	0.03	0.32	0.60	0.50	0.58
Net asset value at end of period (a)	$ 12.83	$ 12.48	$ 12.22	$ 11.98	$ 11.56
Per share market value at end of period	$ 20.32	$ 14.59	$ 17.13	$ 19.59	$ 10.77
Total return (e)	50.79%	(5.02)%	(3.98)%	97.21%	(27.13)%
Shares outstanding at end of period	58,694	53,372	45,342	38,732	31,259
Ratio/Supplemental Data:					
Net assets at end of period	$753,137	$666,087	$554,213	$463,950	$361,250
Ratio of operating expenses to average net assets (annualized)	10.40%	9.94%	9.43%	8.31%	8.56%
Ratio of net operating income to average net assets (annualized)	12.30%	10.19%	8.85%	11.95%	11.91%

Notes to Consolidated Financial Statements—*Continued* (in thousands, except per share data)

(a) Based on total shares outstanding.

(b) Based on average shares outstanding.

(c) The effect on distributions of stock offerings after record dates represents the effect on net asset value of issuing additional shares after the record date of a distribution.

(d) The dilutive effect of share issuances, issuance of restricted stock and restricted stock subject to forfeiture provision represents the effects of shares issued during the period and the lapsing of forfeiture provisions on restricted stock on earnings per share.

(e) Total return equals the change in the ending market value over the beginning of period price per share plus dividends paid per share during the period, divided by the beginning price.

NOTE 13—Subsequent Events

On January 9, 2007, the performance criteria for 200 restricted shares to certain executives were determined by the board of directors, therefore those awards are considered granted for GAAP purposes on that date. The total compensation cost of those awards is $3,874, based on the closing price of MCG's common stock on that date, and will be recognized as compensation expense over the requisite service periods which run through February 2010.

In January 2007, one of the Company's majority owned control companies, Midwest Tower Partners, LLC ("MTP"), sold substantially all of its assets and repaid its outstanding debt with those proceeds. MTP is currently in the process of making distributions to its equity holders. As of December 31, 2006, the Company had debt and equity investments in MTP with a fair value of $34,917 which includes unrealized appreciation of $5,012. In connection with this transaction, the Company expects to realize the December 31, 2006 unrealized pre-tax gain of approximately $5,012 which will have no significant impact on first quarter 2007 earnings.

On February 1, 2007, the Company entered into the fifth amendment to its MCG Commercial Loan Funding Trust facility, funded by Three Pillars Funding LLC ("Three Pillars"), an asset-backed commercial paper conduit administered by SunTrust Capital Markets, Inc. Pursuant to this amendment, the $250.0 million facility provided by Three Pillars has been divided and will be funded through two separate Variable Funding Certificates ("VFCs"), a $218.8 million Class A VFC and a $31.2 million Class B VFC. The Class A VFC will maintain the same advance rate, of up to 70% of eligible collateral, and the same interest rate, the commercial paper rate plus 0.95%, as was in effect immediately prior to this amendment. The Class B VFC has an advance rate of 10% of eligible collateral and bears interest at the commercial paper rate plus 1.75%. This amendment effectively increases the Company's overall borrowing advance rate by 10% from a maximum of 70% of eligible collateral to a maximum of 80% of eligible collateral, which will allow the Company to borrow up to $250.0 million under the facility using less collateral than previously required. Other minor modifications were also made to this facility.

In February 2007, Broadview Networks Holdings, Inc., the Company's largest portfolio company, signed a definitive agreement to acquire InfoHighway Communications Corp., a New York-based integrated provider of hosted and managed communications solutions serving more than 12,000 business customers in the Mid-Atlantic and Northeast regions of the U.S. MCG does not expect to be required to provide additional funding to Broadview to facilitate this transaction. The transaction is expected to close in the second quarter of 2007 and is subject to regulatory approvals and other closing conditions.

During the first quarter of 2007, the Company's board of directors approved the issuance of 778 shares of restricted stock to the Company's employees pursuant to the MCG Capital Corporation 2006 Employee Restricted Stock Plan, which will generally be expensed over four years.

Schedule of Investments in and Advances to Affiliates

(in thousands) Portfolio Company	Investment (1)	Year Ended December 31, 2006 Amount of Interest or Dividends Credited to Income (5)	As of December 31, 2005 Fair Value	Gross Additions (2)	Gross Reductions (3)	As of December 31, 2006 Fair Value
Control Investments						
Broadview Networks Holdings, Inc.	Debt	$ 3,692	$42,993	$ 8,121	$ (51,114)	$ —
	Series A Preferred Stock	12,180	52,137	32,377		84,514
	Series A-1 Preferred Stock	5,383	—	75,248		75,248
	Common Stock	—	—			—
Chesapeake Tower Holdings, LLC	Debt	31	—	400		400
	Preferred LLC Interest	—	—	3,139		3,139
	Common C LLC Interest	—	—			—
Cleartel Communications, Inc.	Debt	6,723	38,206	33,756		71,962
	Preferred Stock	—	40,684		(40,072)	612
Crystal Media Network, LLC	Debt (4)	—	947		(947)	—
	LLC Interest	—	1,097	38	(588)	547
Helicon Cable Holdings, LLC	Debt	2,021	15,822	3,615		19,437
	Preferred LLC Interest	864	8,316	864		9,180
IntranMedia, LLC	Debt	92	—	12,000		12,000
	Preferred Units	61	—	8,661		8,661
Jet Plastica Investors, LLC	Debt	1,136	—	26,159		26,159
	Preferred LLC Interest	734	—	30,893		30,893
JupiterKagan, Inc.	Debt	416	—	5,349		5,349
	Series A Preferred Stock	—	—	10,000		10,000
	Common Stock	—	—			—
Midwest Tower Partners, LLC	Debt	3,024	16,813	10,487	(34)	27,266
	Preferred LLC Interest	317	2,121	317		2,438
	Common LLC Interest	—	1,332	7,565	(3,684)	5,213
National Product Services, Inc.	Debt (4)	602	—	15,834	(434)	15,400
	Common Stock	—	—			—
Platinum Wireless, Inc.	Debt	10	389		(389)	—
	Common Stock	—	4,505	201	(942)	3,764
	Option to purchase	—	98	8	(106)	—
PremierGarage Holdings, LLC	Debt	471	—	11,000	(300)	10,700
	Preferred LLC Interest	142	—	4,592		4,592
	Common LLC Interest	—	—			—
RadioPharmacy Investors, LLC	Debt	1,965	—	16,258		16,258
	Preferred LLC Interest	522	—	10,657		10,657
Superior Industries Investors, LLC	Debt	594	—	14,083		14,083
	Preferred LLC Interest	297	—	12,837		12,837
Superior Publishing Corporation	Debt	5,927	40,900	2,392	(24,270)	19,022
	Preferred Stock	—	8,545	832	(133)	9,244
	Common Stock	—	—			—
Working Mother Media, Inc.	Debt (4)	—	8,576	2,970		11,546
	Class A Preferred Stock	—	4,192	827		5,019
	Class B Preferred Stock	—	—			—
	Class C Preferred Stock	—	—			—
	Common Stock	—	—			—
Income from Control Investments disposed of during the year		57				
Total Control Investments		$47,261				$526,140

Schedule of Investments in and Advances to Affiliates

(in thousands) Portfolio Company	Investment (1)	Year Ended December 31, 2006 Amount of Interest or Dividends Credited to Income (5)	As of December 31, 2005 Fair Value	Gross Additions (2)	Gross Reductions (3)	As of December 31, 2006 Fair Value
Affiliate Investments						
Cherry Hill Holdings Inc.	Debt	$ 548	$ —	$ 13,122	$ (1,000)	$ 12,122
	Series A Preferred Stock	25	—	775		775
iVerify, US Inc.	Debt	—	75		(75)	—
	Preferred Stock	—	—	578	(578)	—
	Common Stock	—	—			—
NYL Brands Holdings, Inc.	Debt	1,581	—	18,000	(8,000)	10,000
	Class A Common Stock	—	—	1,501	(1)	1,500
	Warrants to purchase Common Stock	—	—	526		526
On Target Media, LLC	Debt	285	31,266	14	(31,280)	—
	Class A LLC Interest	328	2,610	408	(1,182)	1,836
	Class B LLC Interest	—	—	1,628	(15)	1,613
Sunshine Media Delaware, LLC	Debt	1,896	12,205	229	(153)	12,281
	Class A LLC Interest	—	—	329		329
TNR Entertainment Corp LLC	Debt	1,352	—	25,606	(39)	25,567
	Class D Preferred Stock	—	—	3,000		3,000
	Warrants to purchase Series D Preferred Stock	—	—			—
Xfone, Inc.	Common Stock	—	—	2,803	(321)	2,482
	Warrants to purchase Common Stock	—	—			—
Income from Affiliate Investments disposed of during the year		—				
Total Affiliate Investments		$ 6,015				$ 72,031

This schedule should be read in conjunction with the Company's Consolidated Financial Statements, including the Consolidated Statement of Investments and Note 2 to the Consolidated Financial Statements.

(1) Common stock, warrants, options, and equity interests are generally non-income producing and restricted. In some cases, preferred stock may also be non-income producing. The principal amount for debt and the number of shares of common stock and preferred stock is shown in the Consolidated Schedule of Investments as of December 31, 2006.

(2) Gross additions include increases in investments resulting from new portfolio company investments, paid-in-kind interest or dividends, the amortization of discounts and fees, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(3) Gross reductions include decreases in investments resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(4) Debt is on non-accrual status at December 31, 2006, and is therefore considered non-income producing.

(5) Represents the total amount of interest or dividends credited to income for the portion of the year an investment was a control investment (more than 25% owned) or an affiliate investment (5% to 25% owned), respectively.

** Information related to the amount of equity in the net profit and loss for the period for the investments listed has not been included in this schedule. This information is not considered to be meaningful due to the complex capital structures of the portfolio companies, with different classes of equity securities outstanding with different preferences in liquidation. These investments are not consolidated, nor are they accounted for under the equity method of accounting.

Corporate Information

EXECUTIVE MANAGEMENT TEAM



Steven F. Tunney
President and
Chief Executive Officer



Robert J. Merrick
Executive Vice President and
Chief Investment Officer



B. Hagen Saville
Executive Vice President
Business Development



Michael R. McDonnell
Chief Operating Officer and
Chief Financial Officer



Samuel G. Rubenstein
General Counsel and
Executive Vice President



Robert S. Grazioli
Executive Vice President and
Chief Information Officer



Derek R. Thomas
Executive Vice President
Risk Management



Miriam G. Krieger
Senior Vice President and
Chief Compliance Officer

Corporate Information

MANAGING DIRECTORS

William (Bill) B. Ford

Douglas H. Gilbert

Andrew Jacobson

E. Peter Malekian

Robert L. Marcotte

Michael S. McHugh

John S. Patton, Jr.

BOARD OF DIRECTORS

Jeffrey M. Bucher
Chairman of the Board, MCG Capital Corporation
Of Counsel, Kozusko Harris Vetter Wareh LLP

Steven F. Tunney
President and Chief Executive Officer,
MCG Capital Corporation

Edward S. Civera
Chairman of the Board,
HealthExtras, Inc.

Kim D. Kelly
Director,
Arroyo Video Solutions

Robert J. Merrick
Executive Vice President and
Chief Investment Officer,
MCG Capital Corporation

Wallace B. Millner, III
Former Chairman and CFO,
Signet Banking Corp.

Kenneth J. O'Keefe
Managing Director,
Vestar Capital Partners

B. Hagen Saville
Executive Vice President,
MCG Capital Corporation

Corporate Information

CORPORATE HEADQUARTERS
1100 Wilson Boulevard
Suite 3000
Arlington, VA 22209
Tel. 703.247.7500
Fax 703.247.7505

ACCOUNTING OFFICE
9011 Arboretum Parkway
Suite 100
Richmond, VA 23236
Tel. 804.327.8400
Fax 804.272.3694

MARKET LISTING
MCG Capital Corporation's common stock trades on the Nasdaq Global Select Market under the *trading symbol* MCGC.

INDEPENDENT AUDITORS
Ernst & Young LLP
McLean, VA

CORPORATE COUNSEL
Sutherland, Asbill & Brennan LLP
Washington, DC

STOCK TRANSFER AGENT
American Stock Transfer & Trust Company (AST)
Shareholder Relations
59 Maiden Lane, Plaza Level
New York, NY 10038
1-800-937-5449, 1-877-777-0800 or 1-718-921-8200
Outside the U.S. (212) 936-5100
info@amstock.com
www.amstock.com

DIVIDEND REINVESTMENT PROGRAM (DRIP)
MCG has adopted an "opt in" DRIP. If your shares of common stock are registered in your own name, you can have all distributions automatically reinvested under our DRIP in additional whole and fractional shares of common stock. In order to participate, you must deliver an authorization form to AST. The form may be obtained at any time by written request, phone, or online:

American Stock Transfer & Trust Company (AST)
Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560
1-800-278-4353
www.investpower.com

Designed by O2 Collaborative Inc www.o2lab.com

MCG

CAPITAL

CORPORATION

END

1100 Wilson Boulevard, Suite 3000 · Arlington, VA 22209

Tel 703.247.7500 · Fax 703.247.7505

www.mcgcapital.com